Financial Statements

Years ended December 31, 2020 and 2019

(A free translation of the original in Portuguese)

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	2

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	3

STATEMENT OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	12.31.20	12.31.19	12.31.20	12.31.19	LIABILITIES	Note	12.31.20	12.31.19	12.31.20	12.31.19
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	3,876,139	1,368,980	7,576,625	4,237,785	Loans and borrowings	15	811,919	3,033,034	1,059,984	3,132,029
Marketable securities	5	312,515	396,994	314,158	418,182	Trade accounts payable	16	8,156,231	5,270,762	8,996,206	5,784,419
Trade and other receivables	6	5,254,064	6,153,937	4,136,421	3,090,691	Supply chain finance	17	1,452,637	842,037	1,452,637	842,037
Inventories	7	5,161,261	2,786,147	6,802,759	3,887,916	Lease liability	18	302,946	313,058	383,162	376,628
Biological assets	8	2,044,288	1,545,127	2,129,010	1,603,039	Payroll, related charges and employee profit sharing		860,836	754,032	940,816	825,254
Recoverable taxes	9	812,338	274,480	899,120	473,732	Taxes payable		268,347	268,193	395,630	517,208
Recoverable income taxes	9	28,888	40,291	43,840	152,486	Derivative financial instruments	24	378,543	151,722	384,969	153,612
Derivative financial instruments	24	361,315	193,740	377,756	195,324	Provision for tax, civil and labor risks	21	860,889	1,081,103	865,338	1,084,308
Restricted cash		1	296,294	1	296,294	Employee benefits	20	114,938	87,996	125,230	95,919
Assets held for sale		15,637	16,671	186,025	99,245	Advances from related parties	30	8,960,394	5,364,164	-	-
Other current assets		348,722	495,743	446,269	590,733	Liabilities directly associated with assets held for sale		-	-	21,718	-
						Other current liabilities		335,137	329,166	814,638	512,591
Total current assets		18,215,168	13,568,404	22,911,984	15,045,427	Total current liabilities		22,502,817	17,495,267	15,440,328	13,324,005

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	18,498,335	13,395,970	21,344,442	15,488,250
Marketable securities	5	15,044	14,891	344,577	307,352	Trade accounts payable	16	13,781	12,347	13,781	12,347
Trade and other receivables	6	49,569	71,029	49,864	71,029	Lease liability	18	1,965,748	1,939,494	2,153,519	2,054,552
Recoverable taxes	9	4,868,219	5,167,016	4,868,198	5,169,547	Taxes payable		141,252	190,257	141,252	190,257
Recoverable income taxes	9	54,123	264,428	54,859	269,263	Provision for tax, civil and labor risks	21	837,106	709,760	837,382	710,061
Deferred income taxes	10	2,068,769	1,808,494	2,109,064	1,845,862	Deferred income taxes	10	-	-	26,527	85,310
Judicial deposits	11	553,276	575,681	553,341	575,750	Liabilities with related parties	30	41,892	960,056	-	-
Biological assets	8	1,154,726	1,016,642	1,221,749	1,081,025	Employee benefits	20	521,855	506,791	651,325	593,555
Receivables from related parties	30	315	234	-	-	Derivative financial instruments	24	727	3	727	3
Derivative financial instruments	24	234	49,991	234	49,991	Other non-current liabilities		249,691	482,109	242,089	1,093,942
Restricted cash		24,357	-	24,357	-
Other non-current assets		77,829	78,516	82,123	85,537
Total long-term receivables		8,866,461	9,046,922	9,308,366	9,455,356	Total non-current liabilities		22,270,387	18,196,787	25,411,044	20,228,277

						EQUITY	22
						Capital		12,460,471	12,460,471	12,460,471	12,460,471
						Capital reserves		142,080	192,845	142,080	192,845
Investments	12	11,922,325	6,499,517	8,874	14,880	Accumulated losses		(2,594,028)	(3,996,985)	(2,594,028)	(3,996,985)
Property, plant and equipment, net	13	11,168,558	11,333,302	12,215,580	12,276,889	Treasury shares		(123,938)	(38,239)	(123,938)	(38,239)
Intangible assets	14	3,186,476	3,139,532	5,220,102	4,908,079	Other comprehensive loss		(1,298,801)	(722,469)	(1,298,801)	(722,469)
						Attributable to controlling shareholders		8,585,784	7,895,623	8,585,784	7,895,623
						Non-controlling interests		-	-	227,750	252,726
Total non-current assets		35,143,820	30,019,273	26,752,922	26,655,204	Total equity		8,585,784	7,895,623	8,813,534	8,148,349

TOTAL ASSETS		53,358,988	43,587,677	49,664,906	41,700,631	TOTAL LIABILITIES AND EQUITY		53,358,988	43,587,677	49,664,906	41,700,631

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	4

STATEMENT OF INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.20	12.31.19	12.31.20	12.31.19
CONTINUING OPERATIONS
NET SALES	26	32,583,136	28,746,067	39,469,700	33,446,980
Cost of sales	29	(26,227,283)	(22,747,326)	(29,998,822)	(25,370,042)
GROSS PROFIT		6,355,853	5,998,741	9,470,878	8,076,938
OPERATING INCOME (EXPENSES)
Selling expenses	29	(4,405,558)	(3,990,848)	(5,587,488)	(4,911,666)
General and administrative expenses	29	(507,540)	(409,851)	(770,282)	(615,683)
Impairment loss on trade receivables	6	(4,822)	(21,336)	(12,137)	(23,899)
Other operating income (expenses), net	27	(185,186)	503,998	(254,178)	428,820
Income (loss) from associates and joint ventures	12	6,320,756	1,186,569	-	(1,737)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		7,573,503	3,267,273	2,846,793	2,952,773
Financial expenses	28	(2,568,149)	(2,838,637)	(1,889,454)	(3,096,716)
Financial income	28	371,496	1,246,368	420,757	1,304,187
Foreign exchange and monetary variations	28	(4,221,192)	(671,308)	(230,298)	(72,870)
INCOME BEFORE TAXES		1,155,658	1,003,696	1,147,798	1,087,374
Income taxes	10	227,906	198,544	242,271	125,887
INCOME FROM CONTINUING OPERATIONS		1,383,564	1,202,240	1,390,069	1,213,261
DISCONTINUED OPERATIONS

LOSS FROM DISCONTINUED OPERATIONS		-	(904,628)	-	(915,809)
INCOME FOR THE YEAR		1,383,564	297,612	1,390,069	297,452

Net Income from Continuing Operations Attributable to
Controlling shareholders		1,383,564	1,202,240	1,383,564	1,202,240
Non-controlling interest		-	-	6,505	11,021
		1,383,564	1,202,240	1,390,069	1,213,261

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	(904,628)	-	(904,628)
Non-controlling interest		-	-	-	(11,181)
		-	(904,628)	-	(915,809)

INCOME PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic				809,110,872	811,539,167
Income per share - basic	23			1.71	1.48
Weighted average shares outstanding - diluted				811,348,808	813,867,119
Income per share - diluted	23			1.71	1.48

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				809,110,872	811,539,167
Losses per share - basic	23			-	(1.11)
Weighted average shares outstanding - diluted				809,110,872	811,539,167
Losses per share - diluted	23			-	(1.11)

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	5

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.20	12.31.19	12.31.20	12.31.19
Income for the year		1,383,564	297,612	1,390,069	297,452
Other comprehensive income (loss)
Gain (loss) on foreign currency translation of foreign operations		(207,734)	626,254	(179,426)	595,588
Loss on net investment hedge		(277,856)	(66,818)	(277,856)	(66,818)
Gain (loss) on cash flow hedge	24	(81,500)	39,444	(81,500)	39,444
Gain on debt investments measured at FVTOCI (1)	5	178	2,184	178	2,184
Net other comprehensive income (loss), to be reclassified to the statement of income in subsequent periods		(566,912)	601,064	(538,604)	570,398
Gain on equity investments measured at FVTOCI (1)	5	2,384	100,721	2,384	100,721
Actuarial loss on pension and post-employment plans	20	(11,804)	(148,735)	(12,272)	(150,521)
Net other comprehensive income, with no impact into subsequent statement of income		(9,420)	(48,014)	(9,888)	(49,800)
Comprehensive income (loss), net of taxes		807,232	850,662	841,577	818,050
Attributable to
Controlling shareholders		807,232	850,662	807,232	850,662
Non-controlling interest		-	-	34,345	(32,612)
		807,232	850,662	841,577	818,050

(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	6

STATEMENT OF CHANGES IN EQUITY

	Attributed to controlling shareholders
				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2018	12,460,471	115,354	(56,676)	(752,815)	(98,451)	(396,165)	(28,088)	(4,279,003)	6,964,627	567,150	7,531,777
Adoption of IFRS 16	-	-	-	-	-	-	-	6,287	6,287	-	6,287
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	626,254	-	-	-	-	626,254	(30,666)	595,588
Loss on net investment hedge	-	-	-	(66,818)	-	-	-	-	(66,818)	-	(66,818)
Gains on marketable securities measured at FVTOCI (2)	-	-	-	-	102,905	-	-	-	102,905	-	102,905
Unrealized gains in cash flow hedge	-	-	-	-	-	39,444	-	-	39,444	-	39,444
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	(118,123)	-	(118,123)	(1,786)	(119,909)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(30,612)	30,612	-	-	-
Income (loss) for the year	-	-	-	-	-	-	-	297,612	297,612	(160)	297,452
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	559,436	102,905	39,444	(148,735)	328,224	881,274	(32,612)	848,662
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	(52,493)	(52,493)	-	(52,493)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(4,988)	(4,988)
Share-based payments	-	(6,861)	18,437	-	-	-	-	-	11,576	-	11,576
Acquisition (sale) of non-controlling interests	-	84,352	-	-	-	-	-	-	84,352	(276,824)	(192,472)
BALANCES AT DECEMBER 31, 2019	12,460,471	192,845	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	(207,734)	-	-	-	-	(207,734)	28,308	(179,426)
Loss on net investment hedge	-	-	-	(277,856)	-	-	-	-	(277,856)	-	(277,856)
Gains on marketable securities measured at FVTOCI (2)	-	-	-	-	2,562	-	-	-	2,562	-	2,562
Unrealized losses in cash flow hedge	-	-	-	-	-	(81,500)	-	-	(81,500)	-	(81,500)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	7,589	-	7,589	(468)	7,121
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(19,393)	19,393	-	-	-
Income for the year	-	-	-	-	-	-	-	1,383,564	1,383,564	6,505	1,390,069
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	(485,590)	2,562	(81,500)	(11,804)	1,402,957	826,625	34,345	860,970
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(4,458)	(4,458)
Share-based payments	-	180	20,371	-	-	-	-	-	20,551	-	20,551
Acquisition (sale) of non-controlling interests (3)	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT DECEMBER 31, 2020	12,460,471	142,080	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary Al-Wafi (note 1.1).

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	7

STATEMENT OF CASH FLOWS

	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
OPERATING ACTIVITIES
Income from continuing operations	1,383,564	1,202,240	1,390,069	1,213,261
Adjustments for:
Depreciation and amortization	1,267,169	1,273,704	1,517,402	1,503,039
Depreciation and depletion of biological assets	789,496	728,904	876,976	798,239
Result on disposal of property, plant and equipments and investment	29,287	4,197	40,220	15,402
Write-down of inventories to net realizable value	93,592	138,526	122,082	149,517
Provision for tax, civil and labor risks	318,041	813,282	319,237	836,357
Impairment	-	-	10,160	22,927
Income from investments under the equity method	(6,320,756)	(1,186,569)	-	1,737
Financial results, net	6,417,845	2,263,577	1,698,995	1,865,399
Tax recoveries and gains in tax lawsuits	(379,087)	(1,218,993)	(379,087)	(1,218,993)
Deferred income tax	(227,906)	(197,640)	(319,644)	(220,586)
Employee profit sharing	235,195	213,317	283,065	269,755
Other	253,512	54,139	265,621	35,104
	3,859,952	4,088,684	5,825,096	5,271,158
Trade accounts receivable	976,661	(806,010)	(481,192)	(182,126)
Inventories	(2,468,706)	2,746	(2,622,702)	(130,646)
Biological assets - current	(499,161)	(85,323)	(524,414)	(94,087)
Trade accounts payable	2,028,927	(43,628)	2,154,693	(392,533)
Supply chain finance	620,232	(31,788)	620,232	(31,760)
Cash generated by operating activities	4,517,905	3,124,681	4,971,713	4,440,006
Investments in securities at FVTPL (1)	-	(89,046)	-	(92,911)
Redemptions of securities at FVTPL (1)	102,064	37,516	102,172	39,189
Interest received	78,070	144,333	87,334	180,686
Dividends and interest on shareholders' equity received	304,357	9,425	-	15,551
Payment of tax, civil and labor provisions	(269,819)	(564,344)	(269,820)	(564,342)
Payment of interest	(1,260,768)	(1,125,888)	(1,421,539)	(1,290,853)
Derivative financial instruments	916,503	(265,982)	923,709	(325,486)
Payment of income taxes	-	-	(155)	(98)
Other operating assets and liabilities	(78,553)	(201,059)	24,216	228,722
Net cash provided by operating activities	4,309,759	1,069,636	4,417,630	2,630,464
Net cash applied by operating activities from discontinued operations	-	(62,671)	-	(109,234)
Net cash provided by operating activities	4,309,759	1,006,965	4,417,630	2,521,230

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	-	(15,362)
Redemptions of securities at amortized cost	-	89,046	-	95,638
Redemptions of securities at FVTOCI (2)	-	209,448	26,352	264,965
Redemption of restricted cash	285,672	579,159	285,672	599,847
Additions to property, plant and equipment	(758,954)	(357,881)	(804,609)	(417,165)
Additions to biological assets - non-current	(907,497)	(761,273)	(1,006,222)	(837,930)
Proceeds from disposals of property, plant, equipments and investment	126,540	400,523	126,540	1,879,220
Additions to intangible assets	(95,164)	(62,747)	(96,181)	(64,320)
Sale of participation in subsidiaries with loss of control	-	-	38,546	-
Sale (acquisition) of participation in joint ventures and subsidiaries	(1,087)	(3,005)	(1,087)	(3,005)
Capital increase (decrease) in associates and joint ventures	(10,065)	-	-	-
Advance for future capital increase	-	(1,559)	-	-
Net cash provided by (used in) investing activities	(1,360,555)	91,711	(1,430,989)	1,501,888
Net cash used in investing activities from discontinued operations	-	-	-	(58,782)
Net cash provided by (used in) investing activities	(1,360,555)	91,711	(1,430,989)	1,443,106

FINANCING ACTIVITIES
Proceeds from debt issuance	9,701,377	5,158,456	10,420,333	5,399,158
Repayment of debt	(9,861,770)	(8,258,629)	(10,247,359)	(9,481,138)
Treasury shares acquisition	(106,070)	-	(106,070)	-
Acquisition of non-controlling interests	-	-	(100,390)	(183,672)
Payment of lease liabilities	(473,984)	(465,797)	(553,556)	(553,017)
Net cash used in financing activities	(740,447)	(3,565,970)	(587,042)	(4,818,669)
Net cash provided by financing activities from discontinued operations	-	-	-	1,567
Net cash used in financing activities	(740,447)	(3,565,970)	(587,042)	(4,817,102)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	298,402	9,576	939,241	54,540
Net increase (decrease) in cash and cash equivalents	2,507,159	(2,457,718)	3,338,840	(798,226)
Balance at the beginning of the year	1,368,980	3,826,698	4,237,785	5,036,011
Balance at the end of the year	3,876,139	1,368,980	7,576,625	4,237,785

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	8

STATEMENT OF VALUE ADDED

	Parent company		Consolidated
	12.31.20	12.31.19 (1)	12.31.20	12.31.19 (1)
1 - REVENUES	37,320,794	33,075,718	44,209,570	38,128,568
Sales of goods and products	36,613,811	32,018,719	43,503,289	37,055,006
Other income	52,241	718,941	30,222	701,414
Revenue related to construction of own assets	752,949	354,115	778,151	367,148
Expected credit losses	(98,207)	(16,057)	(102,092)	5,000
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(24,191,382)	(20,430,744)	(28,454,248)	(23,429,604)
Costs of goods sold	(20,383,346)	(17,447,311)	(23,866,153)	(19,854,190)
Materials, energy, third parties services and other	(3,808,005)	(3,045,581)	(4,580,547)	(3,645,362)
Reversal for inventories losses	(31)	62,148	(7,548)	69,948
3 - GROSS ADDED VALUE (1-2)	13,129,412	12,644,974	15,755,322	14,698,964
4 - DEPRECIATION AND AMORTIZATION	(2,056,665)	(2,002,608)	(2,394,378)	(2,301,278)
5 - NET ADDED VALUE (3-4)	11,072,747	10,642,366	13,360,944	12,397,686

6 - RECEIVED FROM THIRD PARTIES	6,690,019	2,431,309	419,506	1,302,068
Income from associates and joint ventures	6,320,756	1,186,569	-	(1,737)
Financial income	371,496	1,246,368	420,757	1,304,187
Others	(2,233)	(1,628)	(1,251)	(382)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	17,762,766	13,073,675	13,780,450	13,699,754

8 - DISTRIBUTION OF ADDED VALUE	17,762,766	13,073,675	13,780,450	13,699,754
Payroll	5,219,387	4,775,151	5,784,055	5,243,091
Salaries	3,736,854	3,617,236	4,195,249	4,000,266
Benefits	1,231,371	923,274	1,321,332	998,014
Government severance indemnity fund for employees	251,162	234,641	267,474	244,811
Taxes, Fees and Contributions	4,218,820	3,464,640	4,236,084	3,893,274
Federal	1,534,926	1,280,778	1,543,491	1,705,214
State	2,643,539	2,142,776	2,643,201	2,142,966
Municipal	40,355	41,086	49,392	45,094
Capital Remuneration from Third Parties	6,940,995	3,631,644	2,370,242	3,350,128
Interests, including exchange variation	6,811,017	3,529,152	2,141,428	3,188,793
Rents	129,978	102,492	228,814	161,335
Interest on Own-Capital	1,383,564	1,202,240	1,390,069	1,213,261
Income for the year	1,383,564	1,202,240	1,383,564	1,202,240
Non-controlling interest	-	-	6,505	11,021

(1)	The comparative period was restated for better disclosure of exchange variations.

The accompanying notes are an integral part of the financial statements.

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MANAGEMENT REPORT

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	38

1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	39

1.1.	Equity interest
				% equity interest
Entity		Main activity	Country (1)	12.31.20	12.31.19
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.90	99.90
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.10	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
BRF Hungary LLC	(c)	Import and commercialization of products	Hungary	-	100.00
Compañía Paraguaya Comercial S.A.	(g)	Import and commercialization of products	Paraguay	-	99.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.	(n)	Holding	Argentina	4.36	5.00
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.	(o)	Holding	Argentina	95.64	95.00
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.		Import and export of products	Cayman Island	100.00	100.00
BFF International Ltd.	(f)	Financial fundraising	Cayman Island	-	100.00
Highline International	(h)	Financial fundraising	Cayman Island	-	100.00
Sadia Overseas Ltd.	(e)	Financial fundraising	Cayman Island	-	100.00
ProudFood Lda		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
BRF Global Namíbia	(k)	Import and commercialization of products	Namibia	-	100.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Austria GmbH		Holding	Austria	100.00	100.00
One Foods Holdings Ltd		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products	(b)	Import and commercialization of products	Saudi Arabia	100.00	75.00
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	75.00	75.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFM Further Processing Sdn. Bhd.	(d)	Industrialization, import and commercialization of products	Malaysia	-	70.00
FFQ GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	0.01	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	UAE	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	99.99	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a) (l)	Industrialization and commercialization of dairy products	Argentina	99.99	99.94
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.	(j)	Import, export and marketing of products	Chile	60.00	-
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Chile S.A.	(j)	Import, export and marketing of products	Chile	-	60.00
Sadia Uruguay S.A.	(i)	Import and commercialization of products	Uruguay	-	5.10
Sadia Uruguay S.A.	(i)	Import and commercialization of products	Uruguay	100.00	94.90
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Compañía Paraguaya Comercial S.A.	(g)	Import and commercialization of products	Paraguay	-	1.00
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a) (m)	Industrialization and commercialization of dairy products	Argentina	0.01	0.06
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	40

(1)	UAE – United Arab Emirates.

a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
b)	On April 21, 2020, Badi Ltd. acquired the non-controlling portion of Al-Wafi Al-Takamol International for Foods Products by the amount equivalent to R$100,390 (USD 19,000).
c)	On June 10, 2020, BRF Hungary LLC was dissolved.
d)	On June 24, 2020, BRF Foods GmbH sold all shares held in FFM Further Processing Sdn. Bhd. to FFM Berhad for the amount equivalent to R$38,546 (USD7,350). The amount received is presented in the Investing Activities on the Statement of Cash Flows.
e)	On July 8, 2020, Sadia Overseas Ltd. was liquidated.
f)	On October 22, 2020 the subsidiary BFFI International Ltd. was dissolved.
g)	On November 3, 2020 the subsidiary Compañía Paraguaya Comercial S.A. was dissolved.
h)	On November 5, 2020 the subsidiary Highline International was dissolved.
i)	On November 10, 2020 Sadia International Ltd. sold to BRF S.A. the participation of 50% held in Sadia Uruguay S.A.
j)	On November 10, 2020 Sadia International Ltd. sold to BRF S.A. the participation of 60% held in Sadia Chile S.A.
k)	On November 11, 2020 the subsidiary BRF Global Namíbia was dissolved.
l)	On December 3, 2020, BRF S.A. became owner of 99.99% of Establecimiento Levino Zaccardi y Cia. S.A.
m)	On December 3, 2020, Vip S.A. Empreendimentos e Participações Imobiliárias became owner of 0.01% of Establecimiento Levino Zaccardi y Cia. S.A.
n)	On December 17, 2020, Eclipse Holding Cöoperatief U.A. became owner of 4.36% of Buenos Aires Fortune S.A.
o)	On December 17, 2020, Eclipse Latam Holdings became owner of 95.64% of Buenos Aires Fortune S.A.

On August 20, 2019, the Company’s wholly-owned subsidiary Badi Limited executed a share purchase agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock owned by non-controlling shareholders in Al Wafi Al Takamul International Company for Food Products Limited (“Al Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing BRF products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 (USD19,000), at which point Al Wafi became a wholly-owned subsidiary of Badi Limited. The amount paid is presented in the Financing Activities on the Statement of Cash Flows and the difference between the amount paid and the book value of the participation in the subsidiary was recorded in Capital Reserves, in the amount of R$50,945.

On May 07, 2020, the Company executed a share purchase agreement with Hungry Bunny Limited and others, establishing the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Saudi Arabia. The transaction closed on January 18, 2021 (note 35.1).

On December 17, 2020 the Company executed a share purchase agreement with Aaylex System Group S.A. providing for the terms and conditions for the sale of 100% of the shares held in Banvitfoods SRL by the amount equivalent to R$129,471 (EUR 20,300). The requirements for the classification of the investment as held for sale were met (note 3.9) and all assets, in the amount of R$151,189, and liabilities related to this subsidiary, in the amount of R$21,718, were reclassified to Assets Held for Sale and Liabilities Directly Associated with Assets Held for Sale, and were measured at the lower of the book value and the fair value less costs to sell. Such measurement resulted in an impairment of R$55,242, recorded in Other Operating Income (Expenses). The results and cash flow of this subsidiary remain classified under the Continuing Operations of the Company since the subsidiary does not represent a separate major line of business or geographic area of operations.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method, all other entities shown in the table above were consolidated.

1.2.	Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	41

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$28,004 for the year ended on December 31, 2020 (R$79,207 for the year ended on December 31, 2019) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.2.1.	Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained and subsequently released, as well as three others were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involved misconduct related to improper offers and/or promises to government inspectors.

On June 04, 2018, the Company was informed about the establishment of a responsibility administrative process (“PAR”) by the Office of the Comptroller General (“CGU”), under the Law Nº 12,846/2013 (“Anti-corruption Law”), which aims to verify eventual administrative responsibilities related to the facts object of the criminal lawsuit Nº 5016879-04.2017.4.04.7000, (“Criminal Lawsuit”) in progress under the 14th Federal Court of the subsection of Curitiba/PR, as a consequence of the Carne Fraca Operation.

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) about the Carne Fraca Operation and is cooperating with such authorities, which are conducting their own investigations.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting a former employee for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. Since then, the appeal is being analyzed by the Federal Regional Court of the 4th region. No changes related to the judgements given on September 28, 2018 occurred during 2019 and 2020.

1.2.2.	Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents due to allegations involving misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs. Such operation was denominated as Trapaça Operation. On March 5, 2018, BRF received notice from the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) immediately suspending exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum.

On May 14, 2018, the Company received the formal notice that twelve plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil and that export to the European market.

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	42

On December 04, 2019, the Public Prosecution filed charges against eleven people related to allegations about Premix (compound of vitamins, minerals, and amino acids for the inclusion of micro ingredients in the feed for the ideal nutrition of the animals) as outcome of the Trapaça Operation. No administration member, director or executive in current management position has been identified.

BRF informed certain regulators and government entities, including SEC and DOJ about the Trapaça Operation and has been cooperating with such authorities, which are conducting their own investigations.

No decision related to the charges above occurred during 2020.

1.2.3.	Governance enhancement

The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls.

The Company believes that its efforts strengthens and consolidates its governance to ensure the highest levels of safety standards, integrity and quality.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous improvement of the Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.3.	U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against the Company, some of its former managers and one current officer before the United States Federal District Court in the city of New York, on behalf of holders of American Depositary Receipts (“ADR”) between April 4, 2013 and March 5, 2018. The suit alleged violations of the federal securities laws of the United States related to allegations concerning, among other matters, Carne Fraca Operation and Trapaça Operation. On July 2, 2018, that Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action. On October 25, 2019, the Court granted to the lead plaintiff leave to file a Fourth Amended Complaint, which was filed on November 8, 2019. On December 13, 2019, the served defendants, including the Company, filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed its opposition motion and, on February 11, 2020, the defendants filed a response.

On March 27, 2020, the parties reached an agreement to settle this class action by the payment of an amount equivalent to R$204,436 (USD40,000), to resolve all pending and prospective claims by individuals or entities which purchased or otherwise acquired BRF’s ADRs between April 4, 2013 and March 5, 2018. On May 27, 2020, the amount was transferred to an escrow account in the name of the lawyers of the lead plaintiff. On October 23, 2020, the agreement was approved by the United States District Court for the Southern District of New York.

The agreement does not constitute any admission of liability or wrongdoing by BRF or its executives and expressly provides that BRF denies any misconduct or that any plaintiff has suffered any damages or was harmed by any conduct alleged in this action.

The expense with the aforementioned amount was recognized in Other Operating Expenses (note 27) in the first quarter of 2020.

1.4.	Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the financial statements.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of these financial statements, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	43

Due to the pandemic, the Company has incurred in direct and incremental expenditures, such as transportation, personnel, prevention, control and donations, which are presented in the statement of income (loss) within the following line items:

Consolidated
12.31.20
Cost of sales	(356,960)
Selling expenses	(56,307)
General and administrative expenses	(86,032)
(499,299)

Aiming to preventively strengthen its liquidity level, the Company contracted and withdrew credit facilities with financial institutions in Brazil in the aggregate amount of R$2,429,211 and average term of approximately one year, without any financial covenant clause. During July and August of 2020, the Company prepaid part of the referred credit facilities in the aggregated notional and interest amount of R$2,094,555 (note 15.5).

The management considered in its projections of results and cash flows, to the best of its knowledge, the effects and uncertainties regarding the pandemic. As described in note 14.1 no impairment was recognized to the cash generating units. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will continue to monitor the situation and evaluate the impacts on assumptions and estimates used in preparing our financial reporting.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The parent company’s and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB. All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated financial statements require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated financial statements were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i) derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii) share-based payments and employee benefits measured at fair value;

(iii) biological assets measured at fair value; and

(iv) assets held for sale in instances where the fair value is lower than historical cost.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	44

The Company prepared parent company’s and consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
3.1.	Consolidation

The consolidated financial statements include BRF and the subsidiaries (note 1.1) of which BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns of such subsidiaries and has the power to influence these returns.

The financial information of the subsidiaries was prepared using the same accounting policies of the Parent Company.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

3.2.	Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Main judgments:

»	control, significant influence and consolidation (note 1.1);
»	share-based payment transactions (note 19);
»	transfer of control for revenue recognition (note 26);
»	probability of exercise of a renewal option or anticipated termination of the lease agreements (note 18).

Main estimates:

»	fair value of financial instruments (note 24);
»	annual assessment of impairment of non-financial assets (note 14);
»	expected credit losses (note 6);
»	write-down of inventories to net realizable value (note 7);
»	fair value of biological assets (note 8);
»	annual assessment of recoverability of taxes (note 9 and 10);
»	useful lives of property, plant, equipment and intangible assets with definite useful life (note 13 and 14);
»	employee benefits (note 20);
»	provision for tax, civil and labor risks (note 21);

The Company reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.3.	Functional currency and foreign currency transactions

The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries with functional currency different from Reais are translated into Brazilian Reais, under the following criteria:

»	assets and liabilities are translated at the closing exchange rate;
»	income and expenses are translated at the monthly average rate;
»	the cumulative effects of gains or losses upon translation are recognized in Other Comprehensive Income, within equity.

Goodwill arising from business combinations with foreign entities is expressed in the functional currency of that entity and translated by the closing exchange rate for the reporting currency of the acquirer, with the exchange variation effects recognized in Other Comprehensive Income.

The transactions in foreign currency follow the criteria below:

»	non-monetary assets and liabilities, as well as incomes and expenses, are translated at the historical rate of the transaction;

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	45

»	monetary assets and liabilities are translated at the closing exchange rate;
»	the cumulative effects of gains or losses upon translation of monetary assets and liabilities are recognized in the statements of income (loss).
3.4.	Hyperinflationary economies

The Company has subsidiaries in Argentina, which is considered a hyperinflationary economy. For these subsidiaries the accounting policies below are adopted:

Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so that the balances are stated at current value.

The translation of the balances of the subsidiaries with a hyperinflationary economy to the reporting currency were made at the closing rate of the reporting period for both financial position and income statement balances.

The inflation rates used in 2020 and 2019 were, respectively, 34.04% and 53.46%.

3.5.	Business combination

Business combinations are recorded according to the acquisition method, which determines that the cost of an acquisition is measured by the sum of the consideration transferred, assessed based on the fair value on the acquisition date, and the value of any non-controlling interest in the acquired company. The Company measures the non-controlling interest based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition are recorded as expense when incurred.

Business combinations with related parties are recognized using the acquisition method when the agreements have a substance and at cost when no substance is observed in the transaction.

In the acquisition of a business, Management assesses the acquired assets and liabilities assumed in order to classify and allocate them in accordance with the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of testing the recoverable amount, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

The CPC 15 / IFRS 3 has changed the definition of a business, applicable from January 01, 2020. This change did not generate impacts in accounting practices nor the financial statements of Company.

3.6.	Inventories

Inventories are measured at the lower of the average cost of acquisition or production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage, which are related to all the processes necessary for bringing the products to sales conditions. Write-down to net realizable value due to obsolescence, impaired items, slow-moving and realizable value through sale are evaluated and recorded in each reporting period, as appropriate. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of sales without movement through inventories.

3.7.	Biological assets

The consumable and production biological assets (live animals) and forests are measured at their fair value, using the cost approach technique to live animals and the revenue approach for forests. In determining the fair value of live animals, all losses inherent to the breeding process are already considered.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	46

3.8.	Income taxes

In Brazil, it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on unused tax losses carried forward and negative CSLL base, as well as temporary differences between the tax and accounting bases. Deferred income tax assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.3).

Deferred tax assets and liabilities are presented net if there is enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the rates (and tax legislation) that are in force on the financial position date.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company periodically evaluates the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

3.9.	Assets held for sale and discontinued operations

Assets held for sale are measured at the lower of the book value and the fair value less selling costs and are not depreciated or amortized. Such items are only classified under this item when its sale is highly probable and they are available for immediate sale in their current conditions.

Losses due to impairment are recorded under Other operating expenses.

The statement of income and cash flows are classified as discontinued operations and presented separately from continued operations of the Company when the operation represents a separate major line of business or geographical area of operations.

The prior periods of the statement of income (loss) and of the statement of cash flows are restated for comparative purposes. The statement of financial position remains as disclosed in prior periods.

3.10.	Investments

Investments classified in this group are: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies; and ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties.

Investments are initially recognized at cost and subsequently adjusted using the equity method.

3.11.	Property, plant and equipment

Property, plant and equipment are measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loans and borrowings costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and borrowings effective on the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	47

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment (note 13).

Gains and losses on disposal of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other operating income (expense).

3.12.	Intangible assets

Acquired intangible assets are measured at cost at initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, are presented at cost less accumulated amortization and impairment losses, when applicable. Internally generated intangible assets, excluding development costs, are not capitalized and the expense is recognized in the income statement when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 14). The Company records in this subgroup mainly goodwill and brands, which are expected to contribute indefinitely to its cash flows.

3.13.	Contingent assets

Contingent assets are possible assets to which existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

3.14.	Leasing

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

»	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
»	the Company has the right to obtain substantially all the economic benefits from using the asset throughout the period of use; and
»	the Company has the right to direct the use of the asset throughout the period of use, which occurs in either of the following situations:
o	the Company has the right to direct how and for what purpose the asset is used, or
o	the conditions are predetermined so as the Company has the right to operate the asset or has designed the asset in a way that predetermined how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

The right-of-use asset is initially measured at cost and comprises: the initial measurement of the lease liability adjusted for any payment made at or before the commencement date, less any incentive received; any initial direct costs incurred; and an estimate of costs in dismantling and removing the asset, restoring the site on which it is located or restoring the asset to the condition required by the terms of the lease.. Renewal or early termination options are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or until the end of the period of the lease. The estimated useful life of the right-of-use asset is determined on the same methodology used for the assets owned by the Company (note 3.11). Additionally, the right-of-use asset is adjusted by the subsequent measurement of the lease liability and when applicable, an impairment is recognized.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	48

The liability is remeasured when there is a change in (i) future payments resulting from a change in index or rate, (ii) the amount expected to be payable under a residual value guarantee, or (iii) the assessment of whether the Company will exercise the purchase, renewal or termination option.

When the lease liability is remeasured, the corresponding adjustment is recorded in the book value of the right-of-use asset, or in the statement of income if the book value of the right-of-use asset has been reduced to zero.

The Company does not apply lease accounting model to: leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

Additionally, contracts with indefinite term and no fixed payments are expensed as incurred.

The CPC 06(R2) / IFRS 16 has been modified for the inclusion of an optional practical expedient related to benefits granted on lease agreements due to the COVID-19 pandemic, effective for periods beginning on or after June 1, 2020. The Company was not granted benefits in leases related to the pandemic and, therefore, has not adopted this expedient.

3.15.	Share based payments

The Company offers to its executives stock option plans and restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the options or shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: to the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the income statement in accordance with the function performed by the beneficiary. The expense is reversed when vesting conditions are not met.

3.16.	Pension and other post-employment plans

The Company sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which an actuarial appraisal is annually prepared by an independent actuary and is reviewed by Management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of the limit on contributions and returns on the plan assets and are recognized in the financial position against Other Comprehensive Income when incurred, except Award for Length of Service, which its recognition occurs against statement of income. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset when:

»	controls the resource and has the ability to use the surplus to generate future benefits;
»	the control is the result of past events;
»	future economic benefits are available for the Company in the form of a reduction in future contributions or cash refunds, either directly to the sponsor or indirectly to another loss-making fund. The effect of the asset limit (irrecoverable surplus) is the present value of these future benefits.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

»	date of changing the plan or significantly reducing the expected length of service;
»	date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

3.17.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount is recognized in the statement of income when the targets are achieved.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	49

3.18.	Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is likely to occur and a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company use historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is done by the fair value and subsequent measurements by the higher value between: the fair value on its acquisition date; and the amount by which the provision would be recognized.

3.19.	Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

3.19.1.	Financial Assets

Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows financial assets are classified and measured:

Category	Initial Measurement	Subsequent Measurement
Amortized Cost	Accounts receivable from Clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

	For other assets: Fair value less costs directly attributable to its issuance	Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair Value through Profit and Loss (“FVTPL”)	Fair Value	Variation on the fair value recognized in the income statement.
Fair Value through Other Comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issuance.	Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to Retained earnings or accumulated losses.
For debt instruments, expected credit losses are recognized directly in the statement of income.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair Value through Other Comprehensive Income. Losses and reversals of losses are recorded in the income statement.

The interests of financial assets are recorded on Financial Income (Expenses), net.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	50

Cash and cash equivalents: comprises the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Expected credit losses in Accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

3.19.2.	Financial liabilities

Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method. The interests of financial liabilities are recorded on Financial Income (Expenses), net.

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

3.19.3.	Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The Company adopts the weighted average cost of capital to determine the adjustment to present value of the mentioned assets and liabilities, which corresponds to 9.8% per year on December 31, 2020 (11.3% p.a. on December 31, 2019).

3.19.4.	Hedge accounting

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

Net investment hedge: the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

3.19.5.	Reference interest rate reform

The Company does not have relationship designated for hedge accounting that involve operations indexed to the reference interest rates object from reform. Additionally, existing liabilities indexed to the reference interest rates have contractual arrangements foreseeing the replacement for similar rates. Thus, no relevant impact is expected for the Company if such interest rates cease to exist or are replaced.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	51

3.20.	Segment information

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model (note 25).

3.21.	Revenue from contracts with customers

Sales revenues are recognized and measured observing the following steps: (i) identification of the contracts with customers, formalized through sales orders; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) revenue recognition as it satisfies the performance obligations.

Revenues are recognized by the amount that reflects the Company’s expectation to receive for the sale of products, net of applicable taxes, returns, rebates and discounts.

The sales process begins with sales orders.. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements, generally signed with large retail and wholesale chains. In all cases, the performance condition is satisfied when the control of the goods is transferred to the client.

The Company has sales with immediate and deferred payments, for which the adjustment to present value is recognized for the financial component (note 3.19.3).

3.22.	Government grants

Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received. The amounts appropriated as revenue in the income statement, when used to reduce income taxes, are transferred from retained earnings to the tax incentive reserve in the years the Company presents profit higher than the reclassification.

3.23.	Statement of value added

The company prepared the individual and consolidated statements of added value (“DVA”) under CPC 09, which are presented as part of the financial statements in accordance with practices adopted in Brazil. For IFRS, it represents supplemental financial information.

3.24.	Earnings (loss) per share

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of available ordinary shares during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of available ordinary shares during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (stock options and restricted shares within the share-based payment plans).

The stock options shall only be considered dilutive when the strike price is lower than the current share price.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	52

4.	CASH AND CASH EQUIVALENTS
	Average rate (1)	Parent company		Consolidated
		12.31.20	12.31.19	12.31.20	12.31.19
Cash and bank accounts
U.S. Dollar	-	520	403	1,185,208	1,356,128
Brazilian Reais	-	111,615	166,506	112,181	167,051
Euro	-	6,144	3,813	54,687	71,626
Other currencies	-	28	180	1,086,996	694,982
		118,307	170,902	2,439,072	2,289,787
Cash equivalents
In Brazilian Reais
Investment funds	0.05%	4,684	3,507	4,684	3,507
Bank deposit certificates	1.86%	3,650,812	869,473	3,662,448	879,758
		3,655,496	872,980	3,667,132	883,265
In U.S. Dollar
Term deposit	0.71%	-	254,583	198,878	270,714
Overnight	0.07%	102,336	70,515	1,220,232	689,874
Other currencies
Term deposit	-	-	-	51,311	104,145
		102,336	325,098	1,470,421	1,064,733
		3,876,139	1,368,980	7,576,625	4,237,785

(1)	Weighted average annual rate.

5.	MARKETABLE SECURITIES
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		12.31.20	12.31.19	12.31.20	12.31.19
Fair value through other comprehensive income
Credit linked note	-	USD	-	-	-	-	19,285
Stocks	-	HKD	-	-	-	42,029	26,678
				-	-	42,029	45,963
Fair value through profit and loss
Financial treasury bills	3.39	R$	1.90%	312,515	396,994	312,515	396,994
Investment funds - FIDC BRF	2.96	R$	-	15,044	14,891	15,044	14,891
Investment funds	-	ARS	-	-	-	1,643	1,903
				327,559	411,885	329,202	413,788
Amortized cost
Sovereign bonds and others (3)	2.33	AOA	3.82%	-	-	287,504	265,783
				327,559	411,885	658,735	725,534
Current				312,515	396,994	314,158	418,182
Non-current (4)				15,044	14,891	344,577	307,352

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$9,894 (R$1,983 on December 31, 2019).
(4)	Maturity until December of 2023.

On December 31, 2020, the amount of R$366,671 (R$100,435 on December 31, 2019) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for USD denominated future contracts traded on B3.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	53

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Trade accounts receivable
Domestic customers	1,999,807	1,333,344	2,002,586	1,336,762
Domestic related parties	6,228	800	-	-
Foreign customers	537,584	457,413	2,716,551	2,215,050
Foreign related parties	3,239,348	4,779,202	-	-
	5,782,967	6,570,759	4,719,137	3,551,812
( - ) Adjustment to present value	(10,026)	(8,522)	(13,316)	(10,121)
( - ) Expected credit losses	(555,712)	(457,505)	(605,940)	(503,848)
	5,217,229	6,104,732	4,099,881	3,037,843
Current	5,210,498	6,097,935	4,092,855	3,031,046
Non-current	6,731	6,797	7,026	6,797

Other receivables
Other receivables	113,949	150,156	113,949	153,799
( - ) Adjustment to present value	(156)	(1,936)	(156)	(1,936)
( - ) Expected credit losses	(27,389)	(27,986)	(27,389)	(27,986)
	86,404	120,234	86,404	123,877
Current	43,566	56,002	43,566	59,645
Non-current (1)	42,838	64,232	42,838	64,232

(1)	Weighted average maturity of 2.26 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On December 31, 2020, FIDC BRF had an outstanding balance of R$549,083 (R$730,251 on December 31, 2019) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

On December 31, 2020, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$78,258 (R$109,419 on December 31, 2019).

The movements of the expected credit losses are presented below:

	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	(457,505)	(441,448)	(503,848)	(508,848)
(Additions) Reversals	(4,822)	(21,336)	(12,137)	(23,899)
Write-offs	5,869	18,859	19,451	44,039
Exchange rate variation	(99,254)	(13,580)	(109,406)	(15,140)
Ending balance	(555,712)	(457,505)	(605,940)	(503,848)

The aging of trade accounts receivable is as follows:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	54

	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Not overdue	5,206,584	6,028,415	4,010,140	2,820,308
Overdue
01 to 60 days	29,631	29,232	104,195	143,303
61 to 90 days	1,357	5,549	6,045	19,409
91 to 120 days	469	1,568	398	3,723
121 to 180 days	458	876	7,024	3,934
181 to 360 days	3,448	5,166	15,688	20,748
More than 360 days	541,020	499,953	575,647	540,387
( - ) Adjustment to present value	(10,026)	(8,522)	(13,316)	(10,121)
( - ) Expected credit losses	(555,712)	(457,505)	(605,940)	(503,848)
	5,217,229	6,104,732	4,099,881	3,037,843

7.	INVENTORIES
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Finished goods	2,162,977	1,302,419	3,610,585	2,257,119
Work in progress	191,110	147,022	192,335	149,470
Raw materials	1,920,891	721,278	2,046,681	803,520
Packaging materials	88,359	57,915	92,256	60,715
Secondary materials	522,125	367,311	531,801	375,744
Supplies	173,030	168,248	207,033	205,399
Imports in transit	107,829	61,021	107,829	61,021
Other	75,508	5,252	94,816	19,266
(-) Adjustment to present value	(80,568)	(44,319)	(80,577)	(44,338)
	5,161,261	2,786,147	6,802,759	3,887,916

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	(9,075)	(60,986)	(37,729)	(51,374)	(8,416)	(5,008)	(55,220)	(117,368)
Additions	(77,039)	(61,890)	(73,895)	(142,796)	(4,815)	(6,485)	(155,749)	(211,171)
Reversals	62,157	72,645	-	-	-	-	62,157	72,645
Write-offs	-	41,156	88,045	156,441	5,516	3,077	93,561	200,674
Ending balance	(23,957)	(9,075)	(23,579)	(37,729)	(7,715)	(8,416)	(55,251)	(55,220)

	Consolidated
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	(10,712)	(65,490)	(42,526)	(60,586)	(14,919)	(12,029)	(68,157)	(138,105)
Additions	(106,357)	(81,988)	(91,237)	(153,881)	(10,304)	(9,529)	(207,898)	(245,398)
Reversals	85,816	95,881	-	-	-	-	85,816	95,881
Write-offs	-	41,156	104,115	171,637	10,688	6,360	114,803	219,153
Exchange rate variation	98	(271)	(183)	304	(184)	279	(269)	312
Ending balance	(31,155)	(10,712)	(29,831)	(42,526)	(14,719)	(14,919)	(75,705)	(68,157)

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	55

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	557,773	529,524	987,354	930,280	1,545,127	1,459,804	350,285	319,318	337,804	317,185	328,553	362,893	1,016,642	999,396
Additions/Transfer	9,689,719	3,442,621	7,108,084	3,545,494	16,797,803	6,988,115	62,286	60,424	363,027	272,677	38,536	56,134	463,849	389,235
Changes in fair value (1)	2,050,419	1,570,343	368,019	209,083	2,418,438	1,779,426	49,623	19,793	(184,005)	(174,903)	21,711	(28,119)	(112,671)	(183,229)
Harvest	-	-	-	-	-	-	-	-	-	-	(59,586)	(48,890)	(59,586)	(48,890)
Write-off	-	-	-	-	-	-	-	-	-	-	(5,099)	(11,810)	(5,099)	(11,810)
Transfer between current and non-current	57,164	49,250	91,574	77,155	148,738	126,405	(57,164)	(49,250)	(91,574)	(77,155)	-	-	(148,738)	(126,405)
Transfer to assets held for sale	-	-	-	-	-	-	-	-	-	-	329	(1,655)	329	(1,655)
Transfer to inventories	(11,571,369)	(5,033,965)	(7,294,449)	(3,774,658)	(18,865,818)	(8,808,623)	-	-	-	-	-	-	-	-
Ending balance	783,706	557,773	1,260,582	987,354	2,044,288	1,545,127	405,030	350,285	425,252	337,804	324,444	328,553	1,154,726	1,016,642

	Consolidated
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	615,685	582,853	987,354	930,280	1,603,039	1,513,133	414,668	381,236	337,804	317,185	328,553	362,893	1,081,025	1,061,314
Additions/Transfer	9,705,994	3,456,921	7,108,084	3,545,494	16,814,078	7,002,415	71,494	94,055	363,027	272,677	38,536	56,134	473,057	422,866
Changes in fair value (1)	2,059,397	1,564,807	368,019	209,084	2,427,416	1,773,891	51,660	(6,516)	(184,005)	(174,903)	21,711	(28,119)	(110,634)	(209,538)
Harvest	-	-	-	-	-	-	-	-	-	-	(59,586)	(48,890)	(59,586)	(48,890)
Write-off	-	-	-	-	-	-	-	-	-	-	(5,099)	(11,810)	(5,099)	(11,810)
Transfer between current and non-current	57,164	49,250	91,574	77,155	148,738	126,405	(57,164)	(49,250)	(91,574)	(77,155)	-	-	(148,738)	(126,405)
Transfer to assets held for sale	-	-	-	-	-	-	(10,389)	-	-	-	329	(1,655)	(10,060)	(1,655)
Transfer to inventories	(11,571,369)	(5,033,965)	(7,294,449)	(3,774,659)	(18,865,818)	(8,808,624)	-	-	-	-	-	-	-	-
Exchange variation	1,557	(4,181)	-	-	1,557	(4,181)	1,784	(4,857)	-	-	-	-	1,784	(4,857)
Ending balance	868,428	615,685	1,260,582	987,354	2,129,010	1,603,039	472,053	414,668	425,252	337,804	324,444	328,553	1,221,749	1,081,025

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$789,496 (R$728,904 on December 31, 2019) in the parent company and R$876,976 (R$798,239 on December 31, 2019) in the consolidated.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	56

The estimated balances and quantities of live animals are set forth below:

	Parent company
	12.31.20		12.31.19
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	178,143	783,706	170,071	557,773
Immature pork	4,204	1,260,582	4,098	987,354
Total current	182,347	2,044,288	174,169	1,545,127

Production biological assets
Immature poultry	6,243	152,632	6,093	129,837
Mature poultry	10,207	252,398	10,329	220,448
Immature pork	203	93,466	211	77,027
Mature pork	457	331,786	455	260,777
Total non-current	17,110	830,282	17,088	688,089
	199,457	2,874,570	191,257	2,233,216

	Consolidated
	12.31.20		12.31.19
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	199,877	868,428	189,602	615,685
Immature pork	4,204	1,260,582	4,098	987,354
Total current	204,081	2,129,010	193,700	1,603,039

Production biological assets
Immature poultry	7,320	188,967	7,042	160,415
Mature poultry	11,395	283,086	11,554	254,253
Immature pork	203	93,466	211	77,027
Mature pork	457	331,786	455	260,777
Total non-current	19,375	897,305	19,262	752,472
	223,456	3,026,315	212,962	2,355,511

The Company has forests pledged as collateral for financing and tax/civil contingencies on December 31, 2020 in the amount of R$68,381 in the parent company and in the consolidated (R$62,408 in the parent company and in the consolidated at December 31, 2019).

8.1.	Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs, using the best practices available in the valuation circumstances, therefore it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of forests and their impact on measurement are presented below.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	57

The estimated fair value can change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the price of wood	Decrease in the price of wood
		Productivity per hectare estimated	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate
Live animals	Cost approach	Price of the feed inputs	Increase in feed cost	Decrease in feed cost
		Storage costs	Increase in storage cost	Decrease in storage cost
		Outgrowers cost	Increase in outgrowers cost	Decrease in outgrowers cost

The prices used in the valuation are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2020 was equivalent to R$34.63 (thirty-four and sixty-three Reais) per stere (R$32.99 per stere on December 31, 2019).

The real discount rate used in the valuation of the biological asset (forests) on December 31, 2020 was 6.00% p.a. (7.07% p.a. on December 31, 2019).

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.19	Additions	Compensations	Transfers (1)	Restatement	12.31.20
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,476,595	298,792	(164,645)	(127,370)	240	1,483,612
(-) Impairment		(141,192)	(38,033)	3,022	21,482	-	(154,721)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,986,235	728,955	(591,245)	-	43,056	3,167,001
(-) Impairment		(16,922)	-	2,694	-	-	(14,228)
IPI	9.3
Recoverable IPI		848,861	2,315	(7,197)	(92,812)	57,357	808,524
(-) Impairment		(3,818)	(263)	2,097	-	-	(1,984)
INSS
Recoverable INSS		255,949	88,616	(7,634)	-	4,893	341,824
(-) Impairment		(102)	-	-	-	-	(102)
Other taxes
Other recoverable taxes		41,050	11,949	(884)	-	-	52,115
(-) Impairment		(5,160)	-	3,676	-	-	(1,484)
		5,441,496	1,092,331	(760,116)	(198,700)	105,546	5,680,557

Current		274,480					812,338
Non-current		5,167,016					4,868,219

	Note	12.31.19	Additions	Compensations	Transfers (1)	Restatement	12.31.20
Income taxes	9.4
Recoverable income taxes		313,704	30,596	(256,644)	-	4,340	91,996
(-) Impairment		(8,985)	-	-	-	-	(8,985)
		304,719	30,596	(256,644)	-	4,340	83,011

Current		40,291					28,888
Non-current		264,428					54,123

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets. In the case of ICMS and VAT, transfers occur when the credits are sold to third parties and in the case of IPI, when the government acknowledges its obligation to pay the credit in cash to the Company.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	58

		Parent company
	Note	12.31.18	Additions	Compensations	Transfers (1)	Restatement	12.31.19
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,517,304	336,037	(184,910)	(192,076)	240	1,476,595
(-) Impairment		(140,964)	(79,896)	29,749	49,919	-	(141,192)
PIS and COFINS	9.2
Recoverable PIS and COFINS		941,864	2,276,404	(265,861)	-	33,828	2,986,235
(-) Impairment		(17,418)	(496)	992	-	-	(16,922)
IPI	9.3
Recoverable IPI		836,674	3,119	(3,307)	(31,199)	43,574	848,861
(-) Impairment		(13,562)	-	-	9,744	-	(3,818)
INSS
Recoverable INSS		307,865	11,901	(74,820)	-	11,003	255,949
(-) Impairment		(102)	-	-	-	-	(102)
Other taxes
Other recoverable taxes		52,330	-	(11,280)	-	-	41,050
(-) Impairment		(3,875)	(1,287)	2	-	-	(5,160)
		3,480,116	2,545,782	(509,435)	(163,612)	88,645	5,441,496

Current		340,116					274,480
Non-current		3,140,000					5,167,016

	Note	12.31.18	Additions	Compensations	Transfers (1)	Restatement	12.31.19
Income taxes	9.4
Recoverable income taxes		426,134	44,249	(174,005)	-	17,326	313,704
(-) Impairment		(8,985)	-	-	-	-	(8,985)
		417,149	44,249	(174,005)	-	17,326	304,719

Current		410,340					40,291
Non-current		6,809					264,428

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets. In the case of ICMS and VAT, transfers occur when the credits are sold to third parties and in the case of IPI, when the government acknowledges its obligation to pay the credit in cash to the Company.
		Consolidated
	Note	12.31.19	Additions	Compensations	Transfers (1)	Restatement	Exchange variation	12.31.20
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,635,663	570,056	(549,446)	(127,370)	240	39,832	1,568,975
(-) Impairment		(141,193)	(38,033)	3,022	21,483	-	-	(154,721)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,990,313	729,213	(594,483)	-	43,056	-	3,168,099
(-) Impairment		(16,922)	-	2,694	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		848,865	2,319	(7,201)	(92,812)	57,357	-	808,528
(-) Impairment		(3,818)	(263)	2,097	-	-	-	(1,984)
INSS
Recoverable INSS		255,967	88,621	(7,663)	-	4,893	7	341,825
(-) Impairment		(102)	-	-	-	-	-	(102)
Other taxes
Other recoverable taxes		80,145	11,952	(901)	(38,277)	-	(30)	52,889
(-) Impairment		(5,639)	-	3,676	-	-	-	(1,963)
		5,643,279	1,363,865	(1,148,205)	(236,976)	105,546	39,809	5,767,318

Current		473,732						899,120
Non-current		5,169,547						4,868,198

	Note	12.31.19	Additions	Compensations	Transfers (1)	Restatement	Exchange variation	12.31.20
Income taxes	9.4
Recoverable income taxes		430,778	58,007	(422,496)	-	4,341	37,098	107,728
(-) Impairment		(9,029)	-	-	-	-	-	(9,029)
		421,749	58,007	(422,496)	-	4,341	37,098	98,699

Current		152,486						43,840
Non-current		269,263						54,859

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets. In the case of ICMS and VAT, transfers occur when the credits are sold to third parties and in the case of IPI, when the government acknowledges its obligation to pay the credit in cash to the Company.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	59

		Consolidated
	Note	12.31.18	Additions	Compensations	Transfers (1)	Restatement	Exchange variation	12.31.19
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,632,110	480,007	(282,246)	(192,076)	240	(2,372)	1,635,663
(-) Impairment		(140,970)	(79,896)	29,755	49,918	-	-	(141,193)
PIS and COFINS	9.2
Recoverable PIS and COFINS		946,399	2,276,859	(266,773)	-	33,828	-	2,990,313
(-) Impairment		(17,418)	(496)	992	-	-	-	(16,922)
IPI	9.3
Recoverable IPI		836,676	3,123	(3,310)	(31,199)	43,575	-	848,865
(-) Impairment		(13,562)	-	-	9,744	-	-	(3,818)
INSS
Recoverable INSS		307,897	11,905	(74,841)	-	11,004	2	255,967
(-) Impairment		(102)	-	-	-	-	-	(102)
Other taxes
Other recoverable taxes		155,779	29,321	(107,484)	-	-	2,529	80,145
(-) Impairment		(3,873)	(1,780)	2	-	-	12	(5,639)
		3,702,936	2,719,043	(703,905)	(163,613)	88,647	171	5,643,279

Current		560,389						473,732
Non-current		3,142,547						5,169,547

	Note	12.31.18	Additions	Compensations	Transfers (1)	Restatement	Exchange variation	12.31.19
Income taxes	9.4
Recoverable income taxes		522,758	92,270	(202,091)	1,027	17,326	(512)	430,778
(-) Impairment		(9,029)	-	-	-	-	-	(9,029)
		513,729	92,270	(202,091)	1,027	17,326	(512)	421,749

Current		506,483						152,486
Non-current		7,246						269,263

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets. In the case of ICMS and VAT, transfers occur when the credits are sold to third parties and in the case of IPI, when the government acknowledges its obligation to pay the credit in cash to the Company.

9.1.	ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

As result of (i) export activity, (ii) tax benefits, (iii) sales in the domestic market subject to reduced rates; and (iv) acquisition of property, plant and equipment, the Company generates credits that are offset against debits arising from sales in the domestic market or transferred to third parties.

The Company has ICMS credit balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services.

9.2.	PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

The accumulated PIS and COFINS tax credits arise from credits on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, such as fresh meat and margarine. In 2020 the Company has also recognized and used extemporaneous credits on items as commercial and labor expenses. The realization of these credits usually occurs through the compensation with debits on sales of taxed products in the domestic market, with other federal taxes, and more recently with social security contributions, or even, if necessary, through refund or reimbursement requests.

In the years of 2018, 2019 and 2020 the Company received unappealable judicial decisions to four processes, granting the Company the right to exclude ICMS from the PIS and COFINS calculation basis. Such processes comprehend, besides BRF S.A., the subsidiaries Perdigão Agroindustrial S.A., Sadia S.A. and Avipal S.A. Avicultura e Agropecuária (later Eleva Alimentos S.A.), all incorporated by BRF S.A. The periods involved in the processes are from September 1992 until March 2017, date from which the Company began to exclude the ICMS from the PIS and COFINS calculation basis. The Company, supported by its consultants, obtained the fiscal files for the period and reconciled them with the accessory obligations, measuring the credits reliably through the ICMS presented in the invoices.

In the year of 2018, the court issued unappealable decision to the process filled by Perdigão Agroindustrial S.A., for which the amount of R$556,970 was recognized under Recoverable PIS and COFINS, being R$225,600 of principal recorded in Other Operating Income and R$331,370 of interests recorded in Financial Income. In the year of 2019, the court issued unappealable decisions to the processes filled by Sadia S.A. and BRF S.A., for which the amount of R$2,078,610 was recognized under Recoverable PIS and COFINS, being R$1,185,386 of principal recorded in Other Operating Income and R$893,224 of interests recorded in Financial Income.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	60

On October 23, 2020 the Company received an unappealable judicial decision to a process filled by Eleva Alimentos S.A., for which the amount of R$99,065 was recognized under Recoverable PIS and COFINS, being R$40,086 of principal recorded in Other Operating Income and R$58,979 of interests recorded in Financial Income.

As of December 31, 2020, the updated balance of the processes above is R$2,818,391 (R$2,674,629 as of December 31, 2019). In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts as expected below:

PIS and COFINS
2021	479,225
2022	328,000
2023	537,000
2024	672,000
2025	377,847
2026	424,319
2,818,391

9.3.	IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on December 31, 2020 is R$860,820 (R$1,037,901 on December 31, 2019), of which R$805,001 (R$840,455 on December 31, 2019) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Current Assets, in the amount of R$40,370 (R$194,388 on December 31, 2019) and as Other Non-Current Assets, in the amount of R$15,449 (R$3,058 on December 31, 2019).

In the study prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
2021	40,370
2022	15,449
2025	590,760
2026	214,241
860,820

9.4.	Income taxes

The accumulated income taxes credits arise, mostly, from withholding taxes on securities, interest and prepayments on of income tax and social contribution in Brazil. The realization occurs by offsetting with federal taxes and contributions.

9.5.	Realization of Brazilian federal tax credits

The Company received in cash, through refunds related to IPI credits, the amount of R$235,405 for the year ended December 31, 2020 (null for the year ended December 31, 2019) in the parent company and consolidated.

Additionally, the Company used PIS, COFINS, IPI, IRPJ, CSLL, INSS and other tax credits to offset other federal taxes payable such as INSS and withholding Income Tax in the amount of R$863,604 for the year ended December 31, 2020 in the parent company and consolidated (R$529.273 in the parent company and consolidated for the year ended December 31, 2019), preserving its liquidity and optimizing its capital structure.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	61

10.	DEFERRED INCOME TAXES
10.1.	Composition
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Assets
Tax losses carryforward	2,052,843	1,780,424	2,060,846	1,785,027
Negative calculation basis (social contribution)	769,402	680,518	772,283	682,175

Temporary differences - Assets
Provisions for tax, civil and labor risks	458,019	477,538	458,019	477,538
Suspended collection taxes	1,871	31,069	1,871	31,069
Expected credit losses	194,969	164,177	194,977	164,332
Impairment on tax credits	67,900	60,797	67,900	60,797
Provision for other obligations	115,959	64,661	115,959	64,661
Employees' profit sharing	86,752	66,166	86,752	66,166
Write-down to net realizable value of inventories	19,184	18,657	19,189	18,718
Employees' benefits plan	216,510	202,228	216,510	202,228
Lease basis difference	86,308	37,492	86,308	37,492
Other temporary differences	10,632	35,542	40,028	66,432
	4,080,349	3,619,269	4,120,642	3,656,635

Temporary differences - Liabilities
Difference on tax x accounting basis for goodwill amortization	(320,729)	(319,592)	(320,729)	(319,592)
Difference on tax x accounting basis for depreciation (useful life)	(851,436)	(802,844)	(851,436)	(802,844)
Business combination (1)	(740,385)	(622,203)	(761,429)	(640,318)
Unrealized gains on derivatives, net	(42,493)	(43,428)	(42,493)	(43,428)
Unrealized fair value gains, net	(39,269)	(11,998)	(39,269)	(11,998)
Other temporary differences	(17,268)	(10,710)	(22,749)	(77,903)
	(2,011,580)	(1,810,775)	(2,038,105)	(1,896,083)

Total deferred taxes	2,068,769	1,808,494	2,082,537	1,760,552

Total Assets	2,068,769	1,808,494	2,109,064	1,845,862
Total Liabilities	-	-	(26,527)	(85,310)
	2,068,769	1,808,494	2,082,537	1,760,552

(1)	The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated as of the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	1,808,494	1,517,576	1,760,552	1,453,878
Deferred taxes on profit recognized in income	227,906	197,640	242,271	220,586
Deferred income taxes recognized in other comprehensive income	32,070	(5,232)	32,070	60
Deferred income taxes related to discontinued operations	-	97,749	-	116,883
Other (1)	299	761	47,644	(30,855)
Ending balance	2,068,769	1,808,494	2,082,537	1,760,552

(1)	Mainly related to the foreign exchange variation effect on the balances in foreign companies.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	62

10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

	Parent company	Consolidated
2021	55,306	55,306
2022	140,612	140,612
2023	230,254	231,408
2024	288,074	291,677
2025	329,733	335,681
2026 to 2028	1,035,323	1,035,323
2029 onwards	742,943	743,122
	2,822,245	2,833,129

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$4,589,674 on December 31, 2020 (R$2,747,192 on December 31, 2019). Within this amount, R$2,822,245 (R$2,460,942 on December 31, 2019) are recognized as an asset, according to the recoverability expectation above. The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	63

10.3.	Effective income tax rate reconciliation
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19

Income before taxes	1,155,658	1,003,696	1,147,798	1,087,374
Nominal tax rate	34%	34%	34%	34%
Expense at nominal rate	(392,924)	(341,257)	(390,251)	(369,707)
Adjustments to income taxes
Income from associates and joint ventures	2,149,057	403,434	-	73,995
Difference of tax rates on results of foreign subsidiaries	-	-	955,324	(74,172)
Difference of functional currency of foreign subsidiaries	-	-	1,142,762	73,380
Deferred tax assets not recognized (1)	(1,481,478)	(38,464)	(1,481,478)	(38,464)
Profits taxed by foreign jurisdictions	(63,252)	(79,435)	-	-
Share-based payment	(22,774)	(14,172)	(22,774)	(14,172)
Transfer price	(40,568)	(16,966)	(40,568)	(16,966)
Penalties	(5,261)	(48,633)	(5,261)	(48,633)
Investment grant	52,279	64,127	52,279	64,127
Reversal (recognition) of provision with no deferred tax constituted	-	274,693	-	481,356
Other permanent differences	32,827	(4,783)	32,238	(4,857)
	227,906	198,544	242,271	125,887

Effective rate	-19.7%	-19.8%	-21.1%	-11.6%

Current tax	-	904	(77,373)	(94,699)
Deferred tax	227,906	197,640	319,644	220,586

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the amount of R$4,357,288 in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
	Tax		Labor		Civil, commercial and other		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	244,977	288,377	301,739	351,648	28,965	29,073	575,681	669,098
Additions	12,294	79,702	133,847	176,315	6,719	4,373	152,860	260,390
Release in favor of the Company	(11,948)	(9,440)	(51,414)	(36,461)	(370)	(382)	(63,732)	(46,283)
Release in favor of the counterparty	(907)	(123,371)	(126,405)	(198,819)	(2,055)	(4,825)	(129,367)	(327,015)
Interest	4,574	9,709	11,980	9,056	1,280	726	17,834	19,491
Ending balance	248,990	244,977	269,747	301,739	34,539	28,965	553,276	575,681

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	64

	Consolidated
	Tax		Labor		Civil, commercial and other		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	244,977	288,377	301,808	351,648	28,965	29,073	575,750	669,098
Additions	12,294	79,702	133,847	176,406	6,719	4,373	152,860	260,481
Release in favor of the Company	(11,948)	(9,440)	(51,414)	(36,461)	(370)	(382)	(63,732)	(46,283)
Release in favor of the counterparty	(907)	(123,371)	(126,405)	(198,821)	(2,055)	(4,825)	(129,367)	(327,017)
Interest	4,574	9,709	11,980	9,056	1,280	726	17,834	19,491
Exchange rate variation	-	-	(4)	(20)	-	-	(4)	(20)
Ending balance	248,990	244,977	269,812	301,808	34,539	28,965	553,341	575,750

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	65

12.	INVESTMENTS

The rollforward of the direct investments in subsidiaries and affiliates of the parent company is set forth below:

	Subsidiaries													Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Austria GmbH	PSA Labor. Veter. Ltda	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	Total
																12.31.20	12.31.19
a) Participation as of December 31, 2020
% of participation	100.00%	100.00%	99.99%	100.00%	100.00%	99.99%	43.10%	10.00%	100.00%	100.00%	60.00%	0.01%	100.00%	33.33%	33.33%
Total quantity of shares and quotas	7,176,530	1	9,918,875	18,741,856	100	5,463,850	594,576,682	150,000	900,000	2,352,881,073	3,027,987,368	10,000	14,249,459	-	-
Quantity of shares and quotas held	7,176,530	1	9,918,538	18,741,856	100	5,463,849	256,253,695	15,000	900,000	2,352,881,073	1,816,792,421	1	14,249,459	-	-
														-
b) Information as of December 31, 2020
Share capital	7,177	6,523	1,765	32,664	120	5,564	338,054	3	2,933	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	518	11,455,184	51	14,412	314,811	5,402	2,622	1,542	29,557	89,924	(41,752)	12,863	2,307	-	-
Income (loss) for the year	(513)	2,285,391	(491)	(9,564)	679,585	(162)	(1,869)	1,500	28,613	3,334	10,204	2,125	42	-	-

c) Movements of investments
Beginning balance (12.31.19)	1,031	6,148,777	-	19,083	-	5,564	4,791	-	235,307	74,821	-	-	2,356	2,353	4,851	6,498,934	4,042,451
Result Movements
Income (loss)	(513)	5,581,287	(456)	(9,671)	680,318	(162)	(2,968)	150	62,799	3,520	6,406	4	42	-	-	6,320,756	1,186,569
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	(303,859)	-	-	-	(90)	-	-	(303,949)	(8,665)
Capital movements
Capital increase	-	-	607	5,000	-	-	-	-	-	4,458	-	-	-	238	849	11,152	2,385
Capital transaction between subsidiaries	-	-	-	-	-	-	(3,232)	-	(218)	(4,050)	-	-	-	-	-	(7,500)	1,314,596
Acquisition (sale) of equity interest	-	-	-	-	-	-	-	-	-	-	(29,979)	-	-	-	-	(29,979)	(67,444)
Liquidation of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	90,834
Goodwill on acquisition of non-controlling interests	-	-	-	-	(14,344)	-	-	-	-	-	-	-	-	-	-	(14,344)	-
Other
Other comprehensive income	-	(274,878)	12	-	(222,517)	-	2,539	14	(8,053)	11,174	(1,413)	(5)	(1)	-	-	(493,128)	(81,086)
Constitution (reversal) of provision for loss	-	-	(112)	-	(128,646)	-	-	(10)	43,581	-	24,986	1	-	-	-	(60,200)	128,757
Ending balance (12.31.20)	518	11,455,186	51	14,412	314,811	5,402	1,130	154	29,557	89,923	-	-	2,307	2,591	5,700	11,921,742	6,498,934

The Company owns other investments in the amount of R$583 in the parent company and in the consolidated (R$583 in the parent company and R$7,676 in the consolidated as of December 31, 2019).

On December 31, 2020 and on December 31, 2019, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	66

13.	PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers (2)	12.31.20
Cost
Land		546,976	6,260	(13,900)	21,520	560,856
Buildings, facilities and improvements		9,558,475	226,438	(86,330)	74,082	9,772,665
Machinery and equipment		7,669,528	9,487	(159,552)	345,070	7,864,533
Furniture and fixtures		101,855	468	(6,505)	10,213	106,031
Vehicles		121,079	97,535	(8,760)	(84)	209,770
Construction in progress		335,872	752,949	-	(493,468)	595,353
Advances to suppliers		-	-	-	923	923
		18,333,785	1,093,137	(275,047)	(41,744)	19,110,131

Depreciation
Land (3)	20.97%	(4,258)	(6,834)	244	(1,800)	(12,648)
Buildings, facilities and improvements	9.74%	(3,126,532)	(614,982)	63,432	(5,021)	(3,683,103)
Machinery and equipment	6.67%	(3,790,298)	(441,873)	103,623	1,201	(4,127,347)
Furniture and fixtures	6.67%	(54,854)	(5,231)	5,461	(98)	(54,722)
Vehicles	27.12%	(24,541)	(40,913)	1,617	84	(63,753)
		(7,000,483)	(1,109,833)	174,377	(5,634)	(7,941,573)
		11,333,302	(16,696)	(100,670)	(47,378)	11,168,558

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$42,912 for intangible assets, R$4,555 for assets held for sale and R$(89) for biological assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$4,266 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	67

	Parent company
	Average rate (1)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	12.31.19
Cost
Land		504,851	21,120	1,985	(5,879)	24,899	546,976
Buildings, facilities and improvements		7,108,551	2,128,038	202,393	(143,790)	263,283	9,558,475
Machinery and equipment		7,771,340	458	6,086	(209,229)	100,873	7,669,528
Furniture and fixtures		102,732	-	279	(6,997)	5,841	101,855
Vehicles		7,491	7,669	112,868	(7,876)	927	121,079
Construction in progress		418,630	-	354,115	-	(436,873)	335,872
Advances to suppliers		267	-	-	-	(267)	-
		15,913,862	2,157,285	677,726	(373,771)	(41,317)	18,333,785

Depreciation
Land	20.77%	-	-	(4,285)	27	-	(4,258)
Buildings, facilities and improvements	6.17%	(2,534,557)	-	(599,818)	20,554	(12,711)	(3,126,532)
Machinery and equipment	6.60%	(3,485,179)	-	(490,308)	178,990	6,199	(3,790,298)
Furniture and fixtures	6.67%	(55,732)	-	(5,293)	5,399	772	(54,854)
Vehicles	27.65%	(7,221)	-	(20,349)	1,461	1,568	(24,541)
		(6,082,689)	-	(1,120,053)	206,431	(4,172)	(7,000,483)
		9,831,173	2,157,285	(442,327)	(167,340)	(45,489)	11,333,302

(1)	Weighted average annual rate.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	68

	Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers (2)	Exchange rate variation	12.31.20
Cost
Land		603,479	7,582	(13,665)	6,031	4,962	608,389
Buildings, facilities and improvements		10,148,798	287,834	(148,793)	268	156,419	10,444,526
Machinery and equipment		8,177,047	20,293	(166,183)	278,530	85,833	8,395,520
Furniture and fixtures		140,439	851	(8,604)	18,946	5,453	157,085
Vehicles		213,199	165,737	(54,491)	(5,639)	27,412	346,218
Construction in progress		348,907	778,151	-	(516,360)	(2,443)	608,255
Advances to suppliers		528	8,885	-	3,851	(516)	12,748
		19,632,397	1,269,333	(391,736)	(214,373)	277,120	20,572,741

Depreciation
Land (3)	21.32%	(5,086)	(7,132)	813	(1,802)	(593)	(13,800)
Buildings, facilities and improvements	9.45%	(3,263,801)	(688,767)	122,812	15,895	(37,364)	(3,851,225)
Machinery and equipment	6.64%	(3,950,250)	(487,956)	110,163	56,748	(32,712)	(4,304,007)
Furniture and fixtures	6.67%	(71,779)	(11,704)	6,931	(801)	(2,571)	(79,924)
Vehicles	25.87%	(64,592)	(72,562)	41,236	2,389	(14,676)	(108,205)
		(7,355,508)	(1,268,121)	281,955	72,429	(87,916)	(8,357,161)
		12,276,889	1,212	(109,781)	(141,944)	189,204	12,215,580

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$45,245 for intangible assets, R$96,788 to held for sale and R$(89) for biological assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$4,266 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	69

	Consolidated
	Average rate (1)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers (1)	Exchange rate variation	12.31.19
Cost
Land		536,878	23,453	1,986	(5,879)	50,980	(3,939)	603,479
Buildings, facilities and improvements		7,590,545	2,278,982	219,145	(149,866)	196,829	13,163	10,148,798
Machinery and equipment		8,272,920	1,182	45,682	(212,637)	83,812	(13,912)	8,177,047
Furniture and fixtures		159,902	-	2,834	(25,264)	3,515	(548)	140,439
Vehicles		17,402	94,065	119,520	(9,959)	(10,502)	2,673	213,199
Construction in progress		409,696	-	367,148	-	(427,737)	(200)	348,907
Advances to suppliers		13,425	-	898	(1,173)	(16,959)	4,337	528
		17,000,768	2,397,682	757,213	(404,778)	(120,062)	1,574	19,632,397

Depreciation
Land	22.31%	-	-	(5,134)	27	-	21	(5,086)
Buildings, facilities and improvements	5.83%	(2,602,188)	-	(667,622)	26,616	(15,167)	(5,440)	(3,263,801)
Machinery and equipment	6.57%	(3,620,421)	-	(527,007)	183,168	18,481	(4,471)	(3,950,250)
Furniture and fixtures	6.67%	(71,062)	-	(10,908)	6,331	2,665	1,195	(71,779)
Vehicles	32.37%	(10,099)	-	(59,348)	1,718	3,579	(442)	(64,592)
		(6,303,770)	-	(1,270,019)	217,860	9,558	(9,137)	(7,355,508)
		10,696,998	2,397,682	(512,806)	(186,918)	(110,504)	(7,563)	12,276,889

(1)	Weighted average annual rate.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	70

The amount of capitalized borrowing costs during the year ended on December 31, 2020 was of R$21,676 in the parent company and in the consolidated (R$19,207 in the parent company and in the consolidated during the year ended on December 31, 2019).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.26% p.a. in the parent company and in the consolidated for the year ended on December 31, 2020 (6.60% p.a. in the parent company and in the consolidated for the year ended on December 31, 2019).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Parent company and Consolidated
	Type of collateral	12.31.20	12.31.19
Land	Financial/Tax	223,918	221,727
Buildings, facilities and improvements	Financial/Tax	1,491,531	1,499,808
Machinery and equipment	Financial/Labor/Tax/Civil	1,470,295	1,488,889
Furniture and fixtures	Financial/Tax	15,700	14,090
Vehicles	Financial/Tax	294	369
		3,201,738	3,224,883

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	12.31.20
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		71,729	414	(379)	-	71,764
Outgrowers relationship		14,604	-	(9,276)	-	5,328
Patents		6,205	-	-	-	6,205
Software		491,682	72,783	(46,059)	94,635	613,041
Intangible in progress		11,450	94,733	-	(60,265)	45,918
		3,532,210	167,930	(55,714)	34,370	3,678,796

Amortization
Non-compete agreement	36.27%	(57,690)	(11,779)	380	-	(69,089)
Outgrowers relationship	12.75%	(12,744)	(1,030)	9,079	-	(4,695)
Patents	10.00%	(5,524)	(473)	-	-	(5,997)
Software	34.59%	(316,720)	(148,317)	43,956	8,542	(412,539)
		(392,678)	(161,599)	53,415	8,542	(492,320)
		3,139,532	6,331	(2,299)	42,912	3,186,476

(1)	Weighted average annual rate.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	71

		Parent company
	Average rate (1)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	12.31.19
Cost
Goodwill for future profitability		1,783,655	-	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	-	1,152,885
Non-compete agreement		63,624	-	8,105	-	-	71,729
Outgrowers relationship		15,022	-	-	(418)	-	14,604
Patents		5,970	-	-	-	235	6,205
Software		434,242	61	37,410	(66,604)	86,573	491,682
Intangible in progress		-	-	46,745	-	(35,295)	11,450
		3,455,398	61	92,260	(67,022)	51,513	3,532,210

Amortization
Non-compete agreement	42.73%	(35,246)	-	(22,444)	-	-	(57,690)
Outgrowers relationship	13.02%	(11,552)	-	(1,546)	354	-	(12,744)
Patents	19.05%	(5,055)	-	(469)	-	-	(5,524)
Software	23.50%	(249,832)	-	(133,477)	66,598	(9)	(316,720)
		(301,685)	-	(157,936)	66,952	(9)	(392,678)
		3,153,713	61	(65,676)	(70)	51,504	3,139,532

(1)	Weighted average annual rate.

		Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers (2)	Exchange rate variation	12.31.20
Cost
Goodwill		2,713,602	-	-	(6,970)	228,945	2,935,577
Trademarks		1,322,262	-	-	-	5,476	1,327,738
Non-compete agreement		99,229	413	(379)	-	7,899	107,162
Outgrowers relationship		14,604	-	(9,276)	-	-	5,328
Patents		6,305	-	(115)	-	15	6,205
Customer relationship		892,758	-	-	-	174,955	1,067,713
Software		523,615	73,423	(45,851)	97,117	8,951	657,255
Intangible in progress		12,151	95,111	-	(61,434)	226	46,054
		5,584,526	168,947	(55,621)	28,713	426,467	6,153,032

Amortization
Non-compete agreement	23.41%	(74,190)	(18,784)	379	-	(4,813)	(97,408)
Outgrowers relationship	12.75%	(12,744)	(1,030)	9,079	-	-	(4,695)
Patents	10.00%	(5,626)	(476)	115	-	(12)	(5,999)
Customer relationship	7.35%	(242,263)	(79,969)	-	-	(52,899)	(375,131)
Software	34.22%	(341,624)	(153,288)	43,718	9,562	(8,065)	(449,697)
		(676,447)	(253,547)	53,291	9,562	(65,789)	(932,930)
		4,908,079	(84,600)	(2,330)	38,275	360,678	5,220,102

(1)	Weighted average annual rate.
(2)	Related to transfer of R$6,970 to assets held for sales.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	72

		Consolidated
	Average rate (1)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	Exchange rate variation	12.31.19
Cost
Goodwill for future profitability		2,694,967	-	-	-	-	18,635	2,713,602
Trademarks		1,336,162	-	-	-	-	(13,900)	1,322,262
Non-compete agreement		90,012	-	8,105	-	-	1,112	99,229
Outgrowers relationship		15,022	-	-	(418)	-	-	14,604
Patents		6,066	-	-	-	235	4	6,305
Customer relationship		896,039	-	-	-	-	(3,281)	892,758
Software		491,830	61	38,259	(95,275)	87,576	1,164	523,615
Intangible in progress		-	-	47,422	-	(35,294)	23	12,151
		5,530,098	61	93,786	(95,693)	52,517	3,757	5,584,526

Amortization
Non-compete agreement	33.67%	(45,802)	-	(27,811)	-	-	(577)	(74,190)
Outgrowers relationship	13.02%	(11,552)	-	(1,546)	354	-	-	(12,744)
Patents	19.05%	(5,149)	-	(470)	-	-	(7)	(5,626)
Customer relationship	7.31%	(172,450)	-	(67,137)	-	-	(2,676)	(242,263)
Software	23.18%	(275,747)	-	(141,925)	77,027	(10)	(969)	(341,624)
		(510,700)	-	(238,889)	77,381	(10)	(4,229)	(676,447)
		5,019,398	61	(145,103)	(18,312)	52,507	(472)	4,908,079

(1)	Weighted average annual rate.

14.1.	Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”). In 2020, the Company used its budget, strategic and financial planning with projections until 2025 and average perpetuity of the cash generating units of 3.25% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 11.21% p.a. to 13.22% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2021	2022	2023	2024	2025
Inflation Brazil	2.84%	3.50%	3.56%	3.55%	3.40%
Inflation - United States	2.59%	2.56%	2.53%	2.51%	2.48%
Exchange rate - BRL / USD	4.89	4.32	4.07	3.95	3.87

The rates presented above don’t consider the effects of income taxes.

Based on Management’s analysis, no impairment adjustments were identified.

In addition to the analysis mentioned above, Management prepared a deterministic sensitivity analysis considering the variations in the Earnings Before Interest and Tax (“EBIT”) margin and in the nominal discount rate as shown below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	(1.0%)
BRAZIL CGU
Discount rate	14.22%	13.22%	12.22%
Ebit Margin	13.76%	12.76%	11.76%

INTERNATIONAL CGU´s
Discount rate	12.21%	11.21%	10.21%
Ebit Margin	11.77%	10.77%	9.77%

The Company, in its sensitivity analysis, did not identify any scenarios in which an impairment was necessary.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	73

15.	LOANS AND BORROWINGS
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.20
Local currency
Working capital	Fixed / CDI	3.25% (6.07% on 12.31.19)	0.6	3,312,639	1,200,000	(3,947,237)	(340,227)	143,506	-	368,681
Certificate of agribusiness receivables (3)	CDI / IPCA	10.21% (6.73% on 12.31.19)	3.0	1,597,447	-	(780,000)	(100,932)	104,578	-	821,093
Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-
Export credit facility (4)	Fixed / CDI / USD	3.69% (5.83% on 12.31.19)	6.8	1,612,365	1,490,809	(1,113,176)	(111,498)	152,968	377,229	2,408,697
Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-
Debentures	CDI / IPCA	8.28% (7.40% on 12.31.19)	7.7	755,760	2,124,725	-	(38,339)	179,859	-	3,022,005

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	73,671	(34,609)	(667)	701	-	44,816

				7,613,755	4,889,205	(6,208,113)	(597,232)	590,448	377,229	6,665,292

Foreign currency
Bonds	Fixed / USD / EUR	4.91% (4.36% on 12.31.19)	13.8	8,407,975	4,282,961	(3,006,334)	(642,851)	777,917	2,432,658	12,252,326
Export credit facility	Fixed / LIBOR / USD	3.13% (5.77% on 12.31.19)	2.2	407,274	-	(118,113)	(20,685)	17,627	106,533	392,636
Advances for foreign exchange rate contracts	Fixed / USD	-	-	-	529,211	(529,210)	-	-	(1)	-
				8,815,249	4,812,172	(3,653,657)	(663,536)	795,544	2,539,190	12,644,962
				16,429,004	9,701,377	(9,861,770)	(1,260,768)	1,385,992	2,916,419	19,310,254

Current				3,033,034						811,919
Non-current				13,395,970						18,498,335

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	74

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.18	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.19
Local currency

Working capital	Pre- fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,024	1,193,616	(3,745,967)	(421,600)	423,566	-	3,312,639

Certificate of agribusiness receivables	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447

Development bank credit lines	Pre- fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	(7,005)	11,053	-	45,516

Export credit facility	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	(31,700)	(108,845)	149,986	-	1,612,365

Special program asset restructuring	IGPM	12.22% (12.45% on 12.31.18)	0.2	273,426	-	-	(8,554)	19,436	-	284,308

Debentures	CDI / IPCA	7.40%	6.0	-	742,250	(15)	(16,372)	29,897	-	755,760

Fiscal incentives	Pre- fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720

				10,627,141	1,983,666	(5,068,469)	(702,579)	773,996	-	7,613,755

Foreign currency

Bonds	Pre- fixed + e.r. USD and EUR	4.36% (3.85% on 12.31.18)	5.8	7,487,803	3,082,040	(2,542,949)	(385,612)	534,704	231,989	8,407,975

Export credit facility	LIBOR + e.r. USD	5.54% (4.76% on 12.31.18)	3.2	714,310	-	(319,742)	(27,448)	27,971	12,183	407,274

Advances for foreign exchange rate contracts	Pre- fixed + e.r. USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	(10,249)	12,831	17,945	-

				8,416,305	3,174,790	(3,190,160)	(423,309)	575,506	262,117	8,815,249
				19,043,446	5,158,456	(8,258,629)	(1,125,888)	1,349,502	262,117	16,429,004

Current				3,689,173						3,033,034
Non-current				15,354,273						13,395,970

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	75

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.20
Local currency
Working capital	Fixed / CDI	3.25% (6.07% on 12.31.19)	0.6	3,312,639	1,200,000	(3,947,237)	(340,227)	143,506	-	368,681
Certificate of agribusiness receivables (3)	CDI / IPCA	10.21% (6.73% on 12.31.19)	3.0	1,597,447	-	(780,000)	(100,932)	104,578	-	821,093
Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-
Debentures	CDI / IPCA	8.28% (7.40% on 12.31.19)	7.7	755,760	2,124,725	-	(38,339)	179,859	-	3,022,005
Export credit facility (4)	Fixed / CDI / USD	3.69% (5.83% on 12.31.19)	6.8	1,612,365	1,490,809	(1,113,176)	(111,498)	152,968	377,229	2,408,697
Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	73,671	(34,609)	(667)	701	-	44,816
				7,613,755	4,889,205	(6,208,113)	(597,232)	590,448	377,229	6,665,292

Foreign currency
Bonds	Fixed / USD / EUR	4.81% (4.36% on 12.31.19)	12.4	10,407,484	4,282,961	(3,010,421)	(760,879)	881,137	3,029,711	14,829,993
Export credit facility	Fixed / LIBOR / USD	3.13% (5.77% on 12.31.19)	2.2	407,275	-	(118,113)	(20,686)	17,627	106,533	392,636
Advances for foreign exchange rate contracts	Fixed / USD	-	-	-	529,211	(529,210)	-	-	(1)	-
Working capital	Fixed / TRY	10.98% (16.56% on 12.31.19)	1.2	191,765	718,956	(381,502)	(42,742)	46,704	(16,676)	516,505

				11,006,524	5,531,128	(4,039,246)	(824,307)	945,468	3,119,567	15,739,134
				18,620,279	10,420,333	(10,247,359)	(1,421,539)	1,535,916	3,496,796	22,404,426

Current				3,132,029						1,059,984
Non-current				15,488,250						21,344,442

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	76

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.18	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.19
Local currency

Working capital	Pre-fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,023	1,193,616	(3,745,967)	(421,600)	423,567	-	3,312,639

Certificate of agribusiness receivables	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447

Development bank credit lines	Pre-fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	(7,005)	11,053	-	45,516

Debentures	CDI / IPCA	7.90%	6.2	-	742,250	(15)	(16,372)	29,897	-	755,760

Export credit facility	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	(31,700)	(108,845)	149,986	-	1,612,365

Special program asset restructuring	IGPM	12.22% (12.45% on 12.31.18)	0.2	273,426	-	-	(8,554)	19,436	-	284,308

Fiscal incentives	Pre-fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720

				10,627,140	1,983,666	(5,068,469)	(702,579)	773,997	-	7,613,755

Foreign currency

Bonds	Pre-Fixed + e.r. USD and EUR	4.36% (4.07% on 12.31.18)	6.0	9,746,446	3,082,040	(2,906,635)	(504,774)	648,991	341,416	10,407,484
				-
Export credit facility	LIBOR + e.r. USD	5.54% (2.47% on 12.31.18)	3.2	1,383,192	-	(948,646)	(31,277)	28,937	(24,931)	407,275
				-
Advances for foreign exchange rate contracts	Pre-Fixed + e.r. USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	(10,249)	12,831	17,945	-
				-
Working capital	Pre-Fixed + e.r. TRY	16.56% (21.91% on 12.31.18)	1.1	194,474	240,702	(229,919)	(41,974)	42,237	(13,755)	191,765

				11,538,304	3,415,492	(4,412,669)	(588,274)	732,996	320,675	11,006,524
				22,165,444	5,399,158	(9,481,138)	(1,290,853)	1,506,993	320,675	18,620,279

Current				4,547,389						3,132,029
Non-current				17,618,055						15,488,250

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

As of December 31, 2020 and December 31, 2019, the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	77

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, continuing with the strategy of extending its average debt maturity and reducing the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of December 31, 2020, the credit facilities were available, but unused.

15.2.	Issuance of Debentures

On July 17, 2020, 2,200,000 (two million, two hundred thousand) Debentures were subscribed with a notional value of R$ 1,000.00 (one thousand Brazilian Reais), in a total amount of R$2,200,000 (two billion and two hundred million Brazilian Reais), in two series as shown in the table below. The Debentures are simple, not convertible into shares, unsecured and for private placement. The Debentures were privately placed with VERT Companhia Securitizadora, to back its forty-sixth issuance of Agribusiness Receivables Certificates, in two series, which were object of public distribution with restricted placement efforts.

Parent company and Consolidated
12.31.20
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 2nd Issue	1st Series	07.14.20	07.14.27	IPCA + 5.30% p.a.	705,000	724,110
Debenture - 2nd Issue	2nd Series	07.14.20	07.12.30	IPCA + 5.60% p.a.	1,495,000	1,526,757
					2,200,000	2,250,867

The issuance costs of R$75,275 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.3.	Issuance of Senior Unsecured Notes

BRF S.A. made international offerings of senior notes on September 21, 2020 in the amount equivalent to R$2,722,000 (USD500,000), at 98.247% of the principal amount, and on October 26, 2020 in the amount equivalent to R$1,689,840 (USD300,000), at 98.242% of the principal amount, under the same indenture. The notes are due on September 21, 2050 and the interests are paid semi-annually at the rate of 5.750% p.a. The Company incurred in issuance expenses of R$41,645 related to commissions and other costs, which, together with the R$86,869 of the issuance discount, are recognized on the statement of income over the term of the notes according to the effective interest rate method.

The Company used and will keep using the proceeds for general corporate purposes, which include the payment of the other loans.

15.4.	Tender Offer for Senior Notes

The Company executed two tender offers between July 17 and July 24, 2020 and between September 21 and October 9, 2020 for the following senior notes: (i) (a) 5.875% Senior Notes due 2022, (b) 2.750% Senior Notes due 2022, (c) 3.950% Senior Notes due 2023 and (d) 4.750% Senior Notes due 2024 all issued by BRF; and (ii) 4.350% Senior Notes due 2026, issued by BRF GmbH and guaranteed by BRF. The repurchases reached the cap and were fully settled by September 28, 2020 and its results are shown in the table below:

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)

BRF S.A. - BRFSBZ 2 3/4	EUR	June 3, 2022	158,109	977,194	166,672	1,063,017
BRF S.A. - BRFSBZ 5 7/8 (4)	USD	June 6, 2022	38,384	203,452	70,928	368,592
BRF S.A. - BRFSBZ 3.95	USD	May 22, 2023	111,956	600,585	234,033	1,216,199
BRF S.A. - BRFSBZ 4 3/4	USD	May 22, 2024	222,495	1,214,329	295,363	1,534,913
BRF GmbH - BRFSBZ 4.35	USD	Sep 29, 2026	718	3,932	499,282	2,594,619

(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 12.31.20.

(4)	Loan fully designated as hedge accounting (note 24.4.2.ii). The exchange rate variation between the designation date and the settlement date of the repurchased portion will remain in Other Comprehensive Income until the realization of the highly probable sales (hedge object).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	78

The Company paid the amount equivalent to R$3,160,274 for the repurchase of these liabilities, which includes notional, interest, premium and taxes. The Company incurred in financial expenses with the repurchases in the amount of R$112,206 with the premium paid, R$19,675 with taxes and R$16,900 with the write-off of the costs of issuance.

15.5.	Prepayment of Credit Facilities

Additionally to the tender offer described above, during the second semester of 2020, the Company prepaid certain bilateral credit facilities in Brazil with original maturity between September 2020 and May 2022, in the aggregated notional, interest and premium amount of R$4,895,300, being R$2,094,555 related to the facilities described in note 1.4. The Company incurred in financial expenses with the prepayments in the amount of R$22,347 related to premium and write-off of the costs of issuance.

The transactions described in the items above, are adherent to the Company’s capital structure management strategy, which includes, among other aspects, the sustaining of liquidity, the lengthening of the average tenor of its indebtedness and the diversification of its sources of financing.

15.6.	Loans and borrowings maturity schedule

The maturity schedule of the loans and borrowings is as follows:

	Parent company	Consolidated
	12.31.20	12.31.20
Current	811,919	1,059,984
Non-current	18,498,335	21,344,442
2022	1,863,809	2,114,622
2023	2,546,428	2,569,063
2024	1,782,687	1,782,687
2025	599,266	599,266
2026 onwards	11,706,145	14,278,804
	19,310,254	22,404,426

15.7.	Guarantees
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Total loans and borrowings	19,310,254	16,429,004	22,404,426	18,620,279
Mortgage guarantees	44,816	51,237	44,816	51,237
Related to FINEM-BNDES	-	45,516	-	45,516
Related to tax incentives and other	44,816	5,721	44,816	5,721

On December 31, 2020, the amount of bank guarantees contracted by the Company was of R$590,933 (R$666,335 as of December 31, 2019) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.95% p.a. (1.77% p.a. as of December 31, 2019).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	79

16.	TRADE ACCOUNTS PAYABLE
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Domestic suppliers
Third parties	7,596,325	4,921,902	7,611,170	4,930,424
Related parties	13,100	6,392	-	-
	7,609,425	4,928,294	7,611,170	4,930,424

Foreign suppliers
Third parties	648,960	404,068	1,487,206	915,611
	648,960	404,068	1,487,206	915,611

(-) Adjustment to present value	(88,373)	(49,253)	(88,389)	(49,269)
	8,170,012	5,283,109	9,009,987	5,796,766

Current	8,156,231	5,270,762	8,996,206	5,784,419
Non-current	13,781	12,347	13,781	12,347

Within the trade accounts payable balance as of December 31, 2020, R$2,510,757 in the parent company and R$2,576,071 in the consolidated (R$1,434,152 in the parent company and R$1,435,025 in the consolidated as of December 31, 2019) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.	SUPPLY CHAIN FINANCE
Parent company and Consolidated
	12.31.20	12.31.19
Supply chain finance - Domestic suppliers	1,309,167	671,869
Supply chain finance - Foreign suppliers	165,060	182,126
	1,474,227	853,995

(-) Adjustment to present value	(21,590)	(11,958)
	1,452,637	842,037

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. These operations are presented in the cash flows of operating activities.

On December 31, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.38% and 0.47% p.m. (0.38% to 0.67% p.m. on December 31, 2019).

On December 31, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.18% and 0.40% p.m. (0.32% to 0.46% p.m. on December 31, 2019).

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	80

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	12.31.20
Cost
Land		20,499	4,732	(390)	20,751	45,592
Buildings		2,446,641	226,398	(28,008)	(2,487)	2,642,544
Machinery and equipment		114,571	5,518	(7,894)	-	112,195
Vehicles		112,917	97,535	(8,528)	-	201,924
Software		55,705	72,766	(35,625)	(18,264)	74,582
		2,750,333	406,949	(80,445)	-	3,076,837

Depreciation
Land	15.97%	(4,258)	(6,560)	241	(1,799)	(12,376)
Buildings	28.28%	(459,122)	(408,625)	26,496	(6,765)	(848,016)
Machinery and equipment	42.53%	(96,684)	(17,634)	7,229	-	(107,089)
Vehicles	27.62%	(18,550)	(40,431)	1,406	-	(57,575)
Software	45.21%	(44,815)	(32,422)	35,625	8,564	(33,048)
		(623,429)	(505,672)	70,997	-	(1,058,104)
		2,126,904	(98,723)	(9,448)	-	2,018,733

(1)	Weighted average annual rate.
	Parent company
	Average rate (1)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	12.31.19
Cost
Land		-	21,120	-	(421)	(200)	20,499
Buildings		214,171	2,128,038	202,867	(119,541)	21,106	2,446,641
Machinery and equipment		129,589	458	4,110	(13,171)	(6,415)	114,571
Facilities		14,492	-	-	-	(14,492)	-
Vehicles		-	7,669	112,868	(7,620)	-	112,917
Software		68,424	61	(6,998)	(50,160)	44,378	55,705
		426,676	2,157,346	312,847	(190,913)	44,377	2,750,333

Depreciation
Land	20.77%	-	-	(4,285)	27	-	(4,258)
Buildings	16.88%	(74,527)	-	(376,530)	1,948	(10,013)	(459,122)
Machinery and equipment	36.28%	(75,422)	-	(39,052)	9,502	8,288	(96,684)
Facilities	-	(1,725)	-	-	-	1,725	-
Vehicles	28.62%	-	-	(19,801)	1,251	-	(18,550)
Software	67.81%	(57,486)	-	(37,489)	50,160	-	(44,815)
		(209,160)	-	(477,157)	62,888	-	(623,429)
		217,516	2,157,346	(164,310)	(128,025)	44,377	2,126,904

(1)	Weighted average annual rate.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	81

	Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	12.31.20
Cost
Land		22,790	5,900	(961)	20,751	181	48,661
Buildings		2,615,883	287,451	(86,557)	(2,487)	47,626	2,861,916
Machinery and equipment		115,173	5,518	(8,289)	-	191	112,593
Vehicles		207,443	165,699	(54,260)	-	26,036	344,918
Software		55,705	72,766	(35,625)	(18,264)	-	74,582
		3,016,994	537,334	(185,692)	-	74,034	3,442,670

Depreciation
Land	16.32%	(5,086)	(6,861)	813	(1,799)	(593)	(13,526)
Buildings	29.11%	(512,836)	(464,159)	85,042	(6,765)	(16,098)	(914,816)
Machinery and equipment	42.48%	(96,958)	(17,865)	7,610	-	(103)	(107,316)
Vehicles	26.39%	(57,357)	(71,768)	41,024	-	(13,394)	(101,495)
Software	45.21%	(44,815)	(32,422)	35,625	8,564	-	(33,048)
		(717,052)	(593,075)	170,114	-	(30,188)	(1,170,201)
		2,299,942	(55,741)	(15,578)	-	43,846	2,272,469

(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Exchange rate variation	Transfers	12.31.19
Cost
Land		-	23,453	-	(421)	(42)	(200)	22,790
Buildings		214,171	2,278,982	216,514	(119,540)	4,650	21,106	2,615,883
Machinery and equipment		129,589	1,182	4,110	(13,321)	28	(6,415)	115,173
Facilities		14,492	-	-	-	-	(14,492)	-
Vehicles		-	94,065	119,422	(8,751)	2,707	-	207,443
Software		68,424	61	(6,998)	(50,160)	-	44,378	55,705
		426,676	2,397,743	333,048	(192,193)	7,343	44,377	3,016,994

Depreciation
Land	22.31%	-	-	(5,134)	27	21	-	(5,086)
Buildings	17.79%	(74,527)	-	(429,600)	1,948	(644)	(10,013)	(512,836)
Machinery and equipment	36.32%	(75,422)	-	(39,361)	9,545	(8)	8,288	(96,958)
Facilities	-	(1,725)	-	-	-	-	1,725	-
Vehicles	34.32%	-	-	(58,325)	1,502	(534)	-	(57,357)
Software	67.81%	(57,486)	-	(37,489)	50,160	-	-	(44,815)
		(209,160)	-	(569,909)	63,182	(1,165)	-	(717,052)
		217,516	2,397,743	(236,861)	(129,011)	6,178	44,377	2,299,942

(1)	Weighted average annual rate.

18.2.	Lease liabilities
	Parent company
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	12.31.20
Land	6.6	18,707	4,732	(5,279)	(4,165)	4,166	(1,729)	19,502	35,934
Buildings	7.6	2,106,997	249,152	(374,390)	(87,864)	159,200	(761)	(18,929)	2,033,405
Machinery and equipment	2.0	25,349	5,518	(26,544)	(13,268)	13,268	(740)	8	3,591
Vehicles	2.8	100,362	97,535	(37,078)	(10,614)	10,614	(7,684)	(581)	152,554
Software	1.6	1,137	72,767	(30,693)	(3,967)	3,966	-	-	43,210

		2,252,552	429,704	(473,984)	(119,878)	191,214	(10,914)	-	2,268,694

Current		313,058							302,946
Non-current		1,939,494							1,965,748

(1)	Weighted average maturity in years.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	82

	Parent company
	WAMT (1)	12.31.18	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.19

Land	4.8	-	21,120	-	(4,138)	(18)	2,163	(420)	18,707

Buildings	7.4	167,012	2,128,038	202,867	(361,536)	(75,887)	157,113	(111,134)	2,106,473

Machinery and equipment	0.9	66,534	458	4,110	(41,919)	(17,722)	17,723	(3,835)	25,349

Vehicles	3.0	-	7,669	112,868	(13,638)	(5,328)	5,327	(6,536)	100,362

Software	1.3	8,263	61	37,379	(44,566)	(85)	85	-	1,137

		241,809	2,157,346	357,224	(465,797)	(99,040)	182,411	(121,925)	2,252,028

Current		75,293							312,639
Non-current		166,516							1,939,389

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Exchange rate variation	12.31.20
Land	4.7	20,355	5,900	(5,819)	(4,716)	4,716	(1,729)	18,811	350	37,868
Buildings	3.4	2,227,026	310,204	(425,594)	(99,426)	170,763	(762)	(18,238)	31,434	2,195,407
Machinery and equipment	1.8	25,687	5,518	(26,776)	(13,285)	13,285	(755)	8	91	3,773
Vehicles	2.2	156,975	165,699	(64,674)	(15,231)	15,231	(14,155)	(581)	13,159	256,423
Software	1.6	1,137	72,767	(30,693)	(3,967)	3,966	-	-	-	43,210
		2,431,180	560,088	(553,556)	(136,625)	207,961	(17,401)	-	45,034	2,536,681

Current		376,628								383,162
Non-current		2,054,552								2,153,519

(1)	Weighted average maturity in years.

	Consolidated
	WAMT (1)	12.31.18	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.19

Land	5.5	-	17,166	6,287	(4,505)	(762)	2,909	(421)	(319)	20,355

Buildings	4.3	167,012	2,278,982	216,514	(410,466)	(85,940)	167,689	(111,134)	4,369	2,227,026

Machinery and equipment	1.3	66,534	1,182	4,110	(42,216)	(17,756)	17,757	(3,898)	(26)	25,687

Vehicles	2.0	-	94,065	119,422	(51,263)	(11,359)	11,359	(7,438)	2,189	156,975

Software	1.3	8,263	61	37,379	(44,567)	(85)	86	-	-	1,137

		241,809	2,391,456	383,712	(553,017)	(115,902)	199,800	(122,891)	6,213	2,431,180

Current		75,293								376,628
Non-current		166,516								2,054,552

(1)	Weighted average maturity in years.
18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments are presented below:

	Parent company	Consolidated
	12.31.20	12.31.20
Current	302,946	383,162
Non-current	1,965,748	2,153,519
2022	414,208	475,563
2023	322,251	367,486
2024	267,301	289,775
2025	191,838	203,854
2026 onwards	770,150	816,841
	2,268,694	2,536,681

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	83

	12.31.20		12.31.19
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	5.69%	1.05%	8.46%	4.97%
2 years	5.96%	2.61%	9.49%	5.37%
3 years	6.80%	2.53%	10.60%	6.28%
4 years	8.50%	4.56%	11.43%	7.01%
5 years	8.98%	4.40%	11.84%	7.28%
6 years	-	-	12.13%	7.48%
8 years	10.47%	5.71%	12.43%	7.67%
9 years	10.75%	5.97%	12.51%	7.78%
10 years	11.39%	6.64%	12.61%	7.84%
11 years	-	-	12.68%	7.86%
13 years	11.68%	7.38%	12.81%	7.93%
14 years	11.84%	7.13%	12.86%	7.96%
15 years	-	-	12.90%	7.97%
18 years	-	-	13.01%	8.03%
20 years	13.26%	9.00%	13.12%	8.12%

The nominal rates presented above as of December 31, 2020 refer to the incremental borrowing rates used in contracts recognized during the year ended on December 31, 2020 and the rates as of December 31, 2019 refer to the rates used in contracts recognized during the year ended on December 31, 2019.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Variable payments not included in the lease liabilities	48,424	19,454	300,949	222,096
Expenses related to short-term leases	51,349	149,651	162,313	226,010
Expenses related to low-value assets	2,946	4,154	3,531	4,890
	102,719	173,259	466,793	452,996

18.6.	Sale-and-leaseback transactions

During the year ended on December 31, 2020 four sale-and-leaseback transactions of grain warehouses were concluded. These warehouses are located in: (i) Campo Erê – Santa Catarina, (ii) Pato Branco, (iii) Medianeira, and (iv) Paranaguá both in the state of Paraná; which were analyzed within of IFRS 16 premises. The right-of-use assets and lease liabilities of each contract were recognized and are presented in the additions of the Buildings class, with the following amounts: right-of-use asset of R$13,473 and lease liability of R$36,245. A gain was recognized under Other operating income in the amount of R$23,849.

19.	SHARE-BASED PAYMENT

The Company grants to its eligible employees, stock options and restricted stocks, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees. On April 27, 2020, the General Shareholder’s meeting approved changes to the plans, increasing the limit of grants from 0.5% to 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	84

19.1.	Stock options

The quantity of granted options is determined by the Board of Directors annually, and the exercise price is equivalent to the average closing price of the share in B3 at the last twenty trading sessions, prior to the grant date. The exercise price is adjusted monthly by the variation of the Extended Consumer Price Index (“IPCA”) between the grant date and the month prior to the notification of the exercise by the beneficiary.

The vesting period, when the employee cannot exercise the option is from 1 to 4 years. The beneficiary acquires the right to exercise the option in each year, proportionally to the vesting period.

The breakdown of the outstanding granted stock options is set forth as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

04.26.16	04.30.17	04.30.21	8,724,733	1,275,000	9.21	56.00	69.61
05.31.16	05.31.17	05.31.21	3,351,220	1,145,330	10.97	46.68	57.58
			12,075,953	2,420,330

(1)	Amounts expressed in Brazilian Reais.

The weighted average exercise price of the outstanding options conditioned to services is R$63.92 (sixty-three Brazilian Reais and ninety-two cents) (R$60.96 as of December 31, 2019), and the weighted average remaining vesting term is 5 months (17 months as of December 31, 2019).

19.2.	Restricted stocks

Annually, or whenever it deems appropriate, the Board of Directors approves the grant of restricted stocks, electing the beneficiaries in favor of which the Company will transfer the restricted stocks, establishing the terms, quantities and conditions of acquisition of rights related to restricted stocks.

The vesting is conditional to the: (i) continuity of the employment relationship with the Company for three years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and measured at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant.

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

10.01.18	10.01.21	2,311,394	876,120	21.44
07.01.19	07.01.22	1,815,649	1,071,515	30.61
09.16.19	10.01.22	68,605	45,736	30.61
06.01.20	06.01.23	3,571,736	3,459,647	21.28
		7,767,384	5,453,018

(1)	Amounts expressed in Brazilian Reais.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	85

19.3.	Rollforward of the stock options and restricted stock plans

The rollforward of the granted options and shares for the year ended on December 31, 2020, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2019	5,820,274
Granted
Restricted stocks - June 2020	3,571,736
Restricted stocks - April 2020	359,293
Exercised / Delivered:
Restricted stocks – grant of April, 2020	(260,487)
Restricted stocks – grant of September, 2019	(16,580)
Restricted stocks – grant of June, 2019	(140,945)
Restricted stocks – grant of October, 2018	(267,475)
Restricted stocks – grant of June, 2018	(97,875)
Forfeiture (1) :
Restricted stocks – grant of June, 2020	(112,089)
Restricted stocks - grant of April, 2020	(98,806)
Restricted stocks - grant of July, 2019	(440,302)
Restricted stocks - grant of June, 2019	(125,363)
Restricted stocks - grant of October, 2018	(244,863)
Stock options - grant of April, 2016	(73,170)
Outstanding options/stocks as of December 31, 2020	7,873,348

(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has recorded under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$223,191 (R$223,011 as of December 31, 2019) and under non-current liabilities, the amount of R$21,521 (R$11,761 as of December 31, 2019). In the statement of income for the year ended on December 31, 2020 the amount recognized as expense was R$45,219 (R$38,424 as of December 31, 2019).

19.4.	Fair value measurement

The weighted average fair value of the outstanding options as of December 31, 2020 was R$4.84 (four Brazilian Reais and eighty-four cents) (R$10.03 as of December 31, 2019). The fair value of the stock options is measured at the grant date using the Black-Scholes pricing model, based on the following assumptions:

Assumptions	Value	Description
Expected period	Exercise in the 1st year - 3.5 years Exercise in the 2nd year - 4.0 years Exercise in the 3rd year - 4.5 years Exercise in the 4th year - 5.0 years	The beneficiaries will execise their options at the limit of the exercise period.
Risk-free interest rate	6.29% p.a.	National Treasury Bond (“NTN-B”) available on the date of calculation and with maturity equivalent to the terms of the option.
Volatility	27.08%	Took into account the weighting of the trading history of the Company's shares.
Expected dividends	2.40%	Is based on the average payment of dividends per share in relation to the market value of the shares for the past four years.
Expected inflation rate	3.37% p.a.	Is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	86

20.	EMPLOYEES BENEFITS PLANS
20.1.	Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II – Variable Contribution with Defined Benefit option – closed for admissions; ii) Plan III – Defined Contribution – open for admissions; and iii) FAF Plan – Defined Benefit - closed for admissions.

These plans are managed by BRF Previdência, a closed supplementary pension entity, of non-economic and non-profit nature, and through its Deliberative Board, is responsible for defining pension objectives and policies, as well as establishing fundamental guidelines aa well as organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, in the proportion of 2/3 and 1/3 respectively.

20.1.1.	Defined benefit plans

The Plan II is a variable contribution plan structured as defined contribution during the accumulation of mathematic provisions and at the benefit grant date the beneficiary may choose to convert the accumulated balance in a lifetime monthly income (defined benefit). The main related actuarial risks are (i) survival rates above the mortality tables and (ii) actual return on equity below the actual discount rate.

The FAF (Fundação Attílio Francisco Xavier Fontana) Plan aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement, the length of the service and other criteria defined by the plan. The main actuarial risks related are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

The actuarial calculations of the plans managed by BRF Previdência are prepared annually by independent specialists and reviewed by Management, according to the rules in force.

In the case of a deficit in the plans results, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

20.1.2.	Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions. The contributions made by the Company in the year ended on December 31, 2020 amounted R$21,706 (R$21,100 for the year ended on December 31, 2019). On December 31, 2020, the plan had 39,064 (thirty-nine thousand and sixty-four) participants (37,637 participants as of December 31, 2019).

When the participants of the plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	87

20.1.3.	Rollforward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	Consolidated
	FAF		Plan II
	12.31.20	12.31.19	12.31.20	12.31.19
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,377,234	3,412,120	23,256	19,550
Fair value of assets	(3,553,215)	(3,771,792)	(24,170)	(29,580)
(Surplus) Deficit	(175,981)	(359,672)	(914)	(10,030)
Irrecoverable surplus - (asset ceiling)	175,981	359,672	167	6,777
Net actuarial (assets) liabilities	-	-	(747)	(3,253)

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	359,672	695,367	6,777	8,502
Interest on irrecoverable surplus	26,184	64,113	476	782
Changes in irrecoverable surplus during the year	(209,875)	(399,808)	(7,086)	(2,507)
Ending balance of irrecoverable surplus	175,981	359,672	167	6,777

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,412,120	2,498,564	19,550	17,447
Interest on actuarial obligations	242,746	223,848	1,324	1,544
Current service cost	42,106	28,172	-	-
Past service cost - plan changes	(4,223)	-	-	-
Benefit paid	(154,096)	(142,390)	(1,612)	(1,353)
Actuarial losses - experience	148,984	85,002	5,273	(1,176)
Actuarial losses - hypothesis	(310,403)	718,924	(1,279)	3,088
Ending balance of actuarial liabilities	3,377,234	3,412,120	23,256	19,550

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,771,792)	(3,193,931)	(29,580)	(27,819)
Interest income on assets plan	(268,930)	(287,961)	(2,028)	(2,497)
Benefit paid	154,096	142,390	1,612	1,353
Return on assets higher (lower) than projection	333,411	(432,290)	5,826	(617)
Ending Balance of the fair value of the assets	(3,553,215)	(3,771,792)	(24,170)	(29,580)

Rollforward of comprehensive income
Beginning balance	28,172	27,972	1,213	(567)
Reversion to accumulated losses	(28,172)	(27,972)	(1,213)	567
Actuarial gains (losses)	161,419	(803,925)	(3,994)	(1,911)
Return on assets higher (lower) than projection	(333,411)	432,289	(5,826)	617
Changes on irrecoverable surplus	209,875	399,808	7,086	2,507
Ending balance of comprehensive income	37,883	28,172	(2,734)	1,213

Costs recognized in statement of income
Current service costs	(42,106)	(28,172)	-	-
Interest on actuarial obligations	(242,746)	(223,848)	(1,324)	(1,544)
Projected return on assets	268,930	287,961	2,028	2,497
Interest on irrecoverable surplus	(26,184)	(64,113)	(476)	(782)
Past service cost - plan changes	4,223	-	-	-
Costs recognized in statement of income	(37,883)	(28,172)	228	171

Estimated costs for the next year
Costs of defined benefit	(26,741)	(42,106)	54	228
Estimated costs for the next year	(26,741)	(42,106)	54	228

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	88

20.1.4.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	Consolidated
	FAF		Plan II
	12.31.20	12.31.19	12.31.20	12.31.19
Actuarial assumptions
Economic hypothesis
Discount rate	7.49%	7.28%	7.25%	7.02%
Inflation rate	3.25%	3.80%	3.25%	3.80%
Wage growth rate	3.49%	4.47%	N/A	N/A
Demographic hypothesis
Schedule of mortality	AT-2000 smoothed by 10%	AT-2000	AT-2000 smoothed by 10%	AT-2000
Schedule of disabled mortality	CSO-58	RRB-1983	CSO-58	RRB-1983
Demographic data
Number of active participants	6,495	6,796	-	-
Number of beneficiary participants assisted	7,206	6,834	51	51

20.1.5.	The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.20		12.31.19		12.31.20		12.31.19
Composition of the fund's portfolio
Fixed income	2,330,909	65.6%	2,542,188	67.4%	22,382	92.6%	28,396	96.0%
Variable income	579,174	16.3%	524,279	13.9%	870	3.6%	444	1.5%
Real estate	358,875	10.1%	369,636	9.8%	-	-	-	-
Structured investments	262,938	7.4%	313,059	8.3%	918	3.8%	740	2.5%
Transactions with participants	21,319	0.6%	22,630	0.6%	-	-	-	-
	3,553,215	100.0%	3,771,792	100.0%	24,170	100.0%	29,580	100.0%
% of nominal return on assets	7.49%		9.36%		7.25%		7.50%

20.1.6.	Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plan II
2021	183,771	1,617
2022	194,992	1,658
2023	204,958	1,700
2024	211,397	1,740
2025	218,510	1,778
2026 to 2030	1,219,130	9,380
Weighted average duration - in years	13.50	9.78

20.1.7.	Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2020 is presented below:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	89

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	7.49%	8.49%	2,992,764	6.49%	3,852,966
Wage growth rate	3.49%	4.49%	3,451,715	2.49%	3,314,607

20.2.	Employee benefits: description and characteristics of benefits and associated risks
	Parent company		Consolidated
	Liabilities		Liabilities
	12.31.20	12.31.19	12.31.20	12.31.19
Medical assistance	185,802	187,274	185,802	187,274
F.G.T.S. Penalty (1)	282,229	247,485	282,229	247,485
Award for length of service	108,908	103,284	108,908	103,284
Other	59,854	56,744	199,616	151,431
	636,793	594,787	776,555	689,474

Current	114,938	87,996	125,230	95,919
Non-current	521,855	506,791	651,325	593,555

(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement:

20.2.1.	Medical plan

The Company offers a medical plan with fixed contribution to the retired employees according to the Law No. 9,656/98.

It is ensured to the retired employee that has contributed to the health plan during the employment relationship for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage existing when the employment contract was in force. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

20.2.2.	F.G.T.S. penalty by dismissal on retirement

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. However, when the employee is retired through INSS and is dismissed from the Company, the Company has the practice to terminate their employment contracts, granting the payment of the benefit equivalent to the 40% penalty on the F.G.T.S. balance. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.3.	Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.4.	Other – Parent company
i.	Retirement compensation

On retirement, employees with more than 10 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	90

ii.	Life insurance

The Company offers life insurance benefits to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance, with the period of benefit varying from 2 to 3 years. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.5.	Other – Consolidated

The Company has a liability recorded for defined benefit plans to certain subsidiaries located in Turkey, Saudi Arabia, Qatar and United Arab Emirates, related to end of service payments when certain conditions are met, which varies based on the labor laws for each country. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.6.	Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

	Consolidated
	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Composition of actuarial liabilities
Present value of actuarial liabilities	185,802	187,274	282,229	247,485	108,908	103,284	199,616	151,431
Net actuarial liabilities	185,802	187,274	282,229	247,485	108,908	103,284	199,616	151,431

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	187,274	149,046	247,485	167,588	103,284	55,134	151,431	96,384
Interest on actuarial liabilities	13,586	13,503	13,993	11,840	6,275	4,366	8,883	4,260
Current service costs	-	-	12,718	6,471	5,741	2,574	23,174	22,237
Past service costs - plan change²	-	-	-	(61,871)	-	-	-	-
Benefits paid directly by the Company	(7,122)	(4,262)	(4,225)	(10,791)	(13,887)	(14,056)	(18,902)	(9,268)
Actuarial (gains) losses - experience	1,167	(7,235)	14,725	7,897	10,759	11,142	10,548	10,462
Actuarial (gains) losses - demographic hypothesis	13,462	-	10,195	84,158	5,717	34,950	1,535	14,066
Actuarial losses - economic hypothesis	(22,565)	36,222	(12,662)	42,193	(8,981)	9,174	4,778	13,290
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	18,169	-
Ending balance of liabilities	185,802	187,274	282,229	247,485	108,908	103,284	199,616	151,431

Rollforward of the fair value of the assets
Benefits paid directly by the Company	7,122	4,262	4,225	10,791	13,887	14,055	18,902	9,268
Contributions of the sponsor	(7,122)	(4,262)	(4,225)	(10,791)	(13,887)	(14,055)	(18,902)	(9,268)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(76,232)	(47,245)	(228,345)	(94,097)	-	-	(58,617)	(20,799)
Actuarial gains (losses)	7,936	(28,987)	(12,258)	(134,248)	-	-	(16,861)	(37,818)
Ending balance of comprehensive income	(68,296)	(76,232)	(240,603)	(228,345)	-	-	(75,478)	(58,617)

Costs recognized in statement of income
Interest on actuarial liabilities	(13,586)	(13,503)	(13,993)	(11,840)	(6,275)	(4,366)	(8,883)	(4,260)
Current service costs	-	-	(12,718)	(6,471)	(5,741)	(2,574)	(23,174)	(22,236)
Past service costs - plan change (2)	-	-	-	61,871	-	-	-	-
Immediate recognition of reduction	-	-	-	-	(7,495)	(55,266)	-	-
Cost recognized in statement of income	(13,586)	(13,503)	(26,711)	43,560	(19,511)	(62,206)	(32,057)	(26,496)

Estimated costs for the next year
Current service costs	-	-	(14,833)	(12,718)	(6,319)	(5,741)	(22,021)	(15,911)
Interest on actuarial liabilities	(13,975)	(13,586)	(15,711)	(13,993)	(6,656)	(6,275)	(11,217)	(8,201)
Estimated costs for the next year	(13,975)	(13,586)	(30,544)	(26,711)	(12,975)	(12,016)	(33,238)	(24,112)

(1)	Considers the retirement compensation and life insurance benefits.
(2)	Refers to a change in the legislation related to F.G.T.S. penalty. The Law Nº 13,932, of December 11, 2019, extinguished the social contribution due by the employer of 10%.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	91

20.2.7.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Consolidated
	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19

Economic hypothesis
Discount rate	7.68%	7.39%	6.51%	6.07%	6.51%	6.07%
Inflation rate	3.25%	3.80%	3.25%	3.80%	3.25%	3.80%
Medical inflation	6.35%	6.91%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.25%	4.02%	3.25%	4.02%
F.G.T.S. balance growth	N/A	N/A	3.80%	3.90%	N/A	N/A
Demographic hypothesis
Schedule of mortality	AT-2000 smoothed by 10%	AT-2000	AT-2000 smoothed by 10%	AT-2000
Schedule of disabled	N/A	N/A	RRB-44	RRB-44
Schedule of turnover - BRF's historical	2,020	2,019	2,020	2,019
Demoraphic data
Number of active participants	1,245	1,115	93,245	86,849
Number of assisted beneficiary participants	559	572	-	-

(1)	Includes retirement compensation and life insurance benefits.

20.2.8.	Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2021	7,675	81,789	13,329	22,335	125,128
2022	8,282	14,552	8,855	13,480	45,169
2023	8,940	18,353	10,970	15,556	53,819
2024	9,665	19,815	13,952	16,936	60,368
2025	10,439	21,916	12,553	18,603	63,511
2026 to 2030	64,829	132,454	66,195	125,521	388,999
Weighted average duration - in years	14.26	6.73	6.70	8.47	8.35

20.2.9.	Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2020, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	7.68%	8.68%	164,011	6.68%	212,435
Medical inflation	6.35%	7.35%	211,694	5.35%	164,224
F.G.T.S. penalty
Discount rate	6.51%	7.51%	265,825	5.51%	301,077
Wage growth rate	3.25%	4.25%	286,139	2.25%	278,672
Turnover	Historical	+3%	233,001	-3%	356,695

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	92

21.	PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

21.1.	Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
	Tax		Labor		Civil, commercial and other		Contingent liabilities (1)		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	583,316	230,150	600,510	466,713	306,476	279,591	300,561	369,631	1,790,863	1,346,085
Additions	103,773	450,992	434,264	630,368	52,858	45,972	-	-	590,895	1,127,332
Reversals	(246,499)	(83,098)	(249,666)	(265,592)	(34,556)	(30,861)	(3,464)	(69,070)	(534,185)	(448,621)
Payments	(70,699)	(457,349)	(298,599)	(413,727)	(29,889)	(20,283)	-	-	(399,187)	(891,359)
Interest	57,275	442,621	144,516	182,748	47,818	32,057	-	-	249,609	657,426
Ending balance	427,166	583,316	631,025	600,510	342,707	306,476	297,097	300,561	1,697,995	1,790,863

Current									860,889	1,081,103
Non-current									837,106	709,760

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.
	Consolidated
	Tax		Labor		Civil, commercial and other		Contingent liabilities (1)		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Beginning balance	583,464	230,149	603,074	468,513	307,177	281,958	300,654	369,631	1,794,369	1,350,251
Additions	103,773	451,190	435,723	633,623	52,961	48,576	-	124	592,457	1,133,513
Reversals	(246,499)	(83,098)	(250,029)	(268,043)	(34,556)	(34,774)	(3,464)	(69,070)	(534,548)	(454,985)
Payments	(70,699)	(457,349)	(298,599)	(413,727)	(29,889)	(20,283)	-	-	(399,187)	(891,359)
Interest	57,275	442,622	144,516	182,749	47,818	32,058	-	-	249,609	657,429
Exchange rate variation	(12)	(50)	21	(41)	19	(358)	(8)	(31)	20	(480)
Ending balance	427,302	583,464	634,706	603,074	343,530	307,177	297,182	300,654	1,702,720	1,794,369

Current									865,338	1,084,308
Non-current									837,382	710,061

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

21.1.1.	Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in disputes related to the ICMS tax arising from the maintenance of credits on the acquisition of products for which the subsequent sale has reduced tax base (“cesta básica”); maintenance of credits on the acquisition of goods for consumption, fixed assets, electricity and presumed credit; tax substitution; compensation with government debts; isolated fines; tax rate differential on seasoned product and others, in the amount of R$248,560 (R$418,963 as of December 31, 2019).

PIS and COFINS: The Company is involved in administrative and judicial of disputes related to the compensation of certain tax credits arising from the acquisition of supplies with federal taxes, in the amount of R$149,945 (R$139,711 as of December 31, 2019).

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, INCRA, FUNRURAL, SESI/SENAI/SEBRAE, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, import taxes, IOF, industrialized products taxes and others, in the amount of R$75,360 (R$61,731 as of December 31, 2019).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	93

21.1.2.	Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments, statistical models and on prognosis of loss.

21.1.3.	Civil, commercial and others

Civil, commercial and other contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, including outgrowers contracts, intellectual property disputes, regulatory issues, environmental and real state, traffic accidents, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and obligations to do.

21.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses have been assessed as possible by Management with support from legal advisors. On December 31, 2020, the total amount of contingencies classified as possible was R$14,257,611 (R$13,299,190 as of December 31, 2019), of which solely the ones arising from the business combination with Sadia are provisioned, measured by the estimated fair value at the business combination date: R$297,182 (R$300,654 as of December 31, 2019). The remaining possible contingencies are presented below.

21.2.1.	Tax

The tax contingencies for which losses have been assessed as possible amounted to R$12,536,528 as of December 31, 2020 (R$11,811,690 as of December 31, 2019). The most relevant cases are set forth below:

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the non-cumulative system due to divergence on the concept of input and the use in the productive process, the requirement of taxation of revenues related to presumed ICMS credits, disputes on the fiscal classification of seasoned meats, Laws 2.445/88 and 2.449/88 (“semestralidade”), untimely credits and others, in the amount of R$5,549,431 (R$4,915,293 as of December 31, 2019).

ICMS: The Company is involved in disputes related to: (i) non-acceptance of ICMS credits in interstate sales from states that were unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$416,238 (R$1,457,867 as of December 31, 2019); (ii) lack of evidence of exports in the amount of R$265,590 (R$261,880 as of December 31, 2019);(iii) infraction notices from State of Rio de Janeiro related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$550,367 (R$536,799 as of December 31, 2019); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$239,845; (v) infraction notice about ICMS in Goiás related to the exclusion of the reversal of the tax credit from the calculation base of PROTEGE, in the amount of R$105,866; and (vi) R$2,228,462 (R$2,291,608 on December 31, 2019) related to other claims. The relevant reduction in the amount related to “guerra fiscal” is mainly due to the recognition of the credits by the state of São Paulo, for which the probability of loss has been changed to remote.

Income Tax and Social Contribution (IRPJ and CSLL): The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including credits arising from the Plano Verão and requirement of IRPJ and CSLL related to the compensation of tax loss carryforwards above the limit of 30% due to incorporation of entities. The contingencies related to these taxes totaled R$1,249,062 (R$1,238,564 as of December 31, 2019).

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$629,341 (R$534,819 as of December 31, 2019). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of IPI credits resulting from purchases of duty-free goods, sales to Manaus Free Zone and purchases of supplies with PIS and COFINS from non-taxpayers. Such discussed cases totaled the amount of R$209,314 (R$291,723 as of December 31, 2019).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	94

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$418,957 (R$274,278 as of December 31, 2019).

Other contingencies: The Company disputes cases related to the requirement of 50% fine on the compensations of PIS, COFINS and IRPJ not approved awaiting final decision of the processes, drawback proof, tax on services and others of several natures, fees, property tax, import tax and IOF, totaling R$674,055 (R$493,104 as of December 31, 2019).

21.2.2.	Labor

On December 31, 2020 the labor contingencies assessed as possible loss totaled R$197,097 (R$84,039 as of December 31, 2019).

21.2.3.	Civil, commercial and others

Civil, commercial and other contingencies for which losses were assessed as possible totaled R$1,523,987 (R$1,403,461 as of December 31, 2019) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, including outgrowers contracts, intellectual property disputes, regulatory issues, environmental and real state, traffic accidents, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and obligations to do.

21.2.4.	Others

The Company has been subject to investigations conducted by public authorities denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018. The development of these processes and the already incurred effects are described in the note 1.2.

22.	EQUITY
22.1.	Capital stock

On December 31, 2020, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 (one billion) common book-entry shares with no par value.

22.1.1.	Breakdown of capital stock by nature
Parent company
	12.31.20	12.31.19
Common shares	812,473,246	812,473,246
Treasury shares	(4,766,084)	(713,446)
Outstanding shares	807,707,162	811,759,800

22.1.2.	Breakdown of capital stock by owner

The shareholding position of shareholders holding more than 5% of the voting capital, management and members of the Board of Directors is presented below:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	95

	12.31.20		12.31.19
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	92,716,266	11.41	92,716,266	11.41
Caixa de Previd. dos Func. do Banco do Brasil (1)	74,856,852	9.21	76,974,752	9.47
Management
Board of Directors	6,865,302	0.84	6,474,420	0.80
Executives	605,902	0.07	236,338	0.03
Treasury shares	4,766,084	0.59	713,446	0.09
Other	632,662,840	77.88	635,358,024	78.20
	812,473,246	100.00	812,473,246	100.00

(1)	The pension funds are controlled by employees that participate in the respective entities.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in its bylaws.

22.1.3.	Rollforward of outstanding shares
Parent company
Quantity of outstanding of shares
	12.31.20	12.31.19
Shares at the beginning of the year	811,759,800	811,416,022
Purchase of treasury shares	(4,836,000)	-
Delivery of restricted shares	783,362	343,778
Shares at the end of the year	807,707,162	811,759,800

22.2.	Capital reserves
Parent company and Consolidated
	12.31.20	12.31.19
Result on sale and exchange of shares	125,532	125,532
Share-based payment	223,191	223,011
Acquisition of non-controlling interest	(206,423)	(155,478)
Capital transactions with subsidiaries	(220)	(220)
	142,080	192,845

22.3.	Absorption of accumulated losses

The earnings for the year of R$1,383,564 were fully used to offset accumulated losses.

22.4.	Treasury shares

The Company has 4,766,084 shares held in treasury, with an average cost of R$26.00 (twenty-six Brazilian Reais) per share, and market value corresponding to R$105,044.

	Parent company
Quantity of outstanding of shares
	12.31.20	12.31.19
Shares at the beggining of the exercise	713,446	1,057,224
Purchase of treasury shares	4,836,000	-
Delivery of restricted shares	(783,362)	(343,778)
Shares at the end of the exercise	4,766,084	713,446

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	96

The program of repurchase of own shares, which was approved by the Board of Directors on March 26, 2020, was concluded on May 22, 2020. The Company purchased 4,836,000 common shares, representing 0.60% of its capital stock, at the cost of R$106,070, with the purpose to maintain in treasury for eventual disposal, cancellation, as well as to comply with obligations and commitments made under the Stock Option Plan and the Restricted Stocks Plan.

23.	EARNINGS (LOSS) PER SHARE
	Continued operations		Discontinued operations	Continued and discontinued operations
	12.31.20	12.31.19	12.31.19	12.31.19
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	1,383,564	1,202,240	(904,628)	297,612
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	809,110,872	811,539,167	811,539,167	811,539,167
Net earnings (loss) per share basic - R$	1.71	1.48	(1.11)	0.37

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	1,383,564	1,202,240	(904,628)	297,612

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	809,110,872	811,539,167	811,539,167	811,539,167
Number of potential shares (1)	2,237,936	2,327,952	-	2,327,952
Weighted average number of outstanding shares - diluted	811,348,808	813,867,119	811,539,167	813,867,119
Net earnings (loss) per share diluted - R$	1.71	1.48	(1.11)	0.37

(1)	Comprised of the restricted stocks under the share-based payment plans for which the payment is made in equity instruments.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	97

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
24.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 17, 2020, is valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect operating and financial results of Company, as well its shareholders’ equity from adverse changes in the market prices, specially commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

24.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5, 6 and 24.

24.2.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

24.2.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

On December 31, 2020, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco BIC, Banco BNP Paribas, Banco do Brasil, Banco BTG Pactual, Banco Itaú, Banco Safra, Banco Santander, Citibank, HSBC, J.P. Morgan Chase Bank, T.Garanti Bankasi A.Ş. and Vakiflar Bankasi.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Deutsche Bank, ING Bank, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank and XP.

24.3.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) maximization of the capital opportunity cost.

As a guideline, the gross debt must be concentrated at long-term. On December 31, 2020, the long-term consolidated gross debt represented 93.66% (82.50% as of December 31, 2019) of the total gross indebtedness, which has an average term higher than nine years.

The Company monitors the gross debt and net debt as set forth below:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	98

	Consolidated
	12.31.20			12.31.19
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(575,147)	(15,163,987)	(15,739,134)	(11,006,524)
Local currency loans and borrowings	(484,837)	(6,180,455)	(6,665,292)	(7,613,755)
Derivative financial liabilities	(384,969)	(727)	(385,696)	(153,612)
Gross debt	(1,444,953)	(21,345,169)	(22,790,122)	(18,773,891)
Marketable securities and cash and cash equivalents	7,890,783	344,577	8,235,360	4,963,319
Derivative financial assets	377,756	234	377,990	245,315
Restricted cash	1	24,357	24,358	296,294
Net debt			(14,152,414)	(13,268,963)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	12.31.20
	Book value	Contractual cash flow	2021	2022	2023	2024	2025	2026 onwards
Non derivative financial liabilities
Loans and borrowings	19,310,254	30,458,014	1,356,069	3,008,190	3,346,457	2,555,287	1,305,454	18,886,557
Trade accounts payable	8,170,012	8,258,385	8,244,604	5,499	5,433	2,849	-	-
Supply chain finance	1,452,637	1,474,227	1,474,227	-	-	-	-	-
Lease liabilities	2,268,694	2,951,407	323,698	472,898	393,113	348,416	267,182	1,146,100
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives	81,650	81,650	81,650	-	-	-	-	-
Commodities derivatives	269,361	269,361	268,634	727	-	-	-	-
Financial instruments not designated as cash flow hedge
Interest rate derivatives	14,649	14,649	14,649	-	-	-	-	-
Currency derivatives	13,610	13,610	13,610	-	-	-	-	-

	Consolidated
	12.31.20
	Book value	Contractual cash flow	2021	2022	2023	2024	2025	2026 onwards
Non derivative financial liabilities
Loans and borrowings	22,404,426	34,310,033	1,731,718	3,405,806	3,491,994	2,668,153	1,418,320	21,594,042
Trade accounts payable	9,009,987	9,098,376	9,084,595	5,499	5,433	2,849	-	-
Supply chain finance	1,452,637	1,474,227	1,474,227	-	-	-	-	-
Lease liabilities	2,536,681	3,277,861	409,409	542,947	448,295	377,710	283,917	1,215,583
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives	81,650	81,650	81,650	-	-	-	-	-
Commodities derivatives	269,361	269,361	268,634	727	-	-	-	-
Financial instruments not designated as cash flow hedge
Interest rate derivatives	14,649	14,649	14,649	-	-	-	-	-
Currency derivatives	20,036	20,036	20,036	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly influenced by factors unrelated to its best interests, or substantially modified outside the normal course of business.

24.4.	Market risk management
24.4.1.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	99

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the fluctuation of such rates and manage the mismatch between its financial investments and debts.

The indebtedness is essentially linked to the fixed coupon (R$, USD, EUR e TRY), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 15.

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2020 are shown in the table below:

12.31.20
Derivative instruments not designated	Maturity	Asset	Liability	Notional		Fair value (R$)
Parent company and Consolidated
Interest rate swap	2nd Qtr. 2021	USD + 2.80% p.a.	CDI + 2.27% p.a.	49,900	USD	(14,649)
						(14,649)

24.4.2.	Foreign exchange risk

This risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.	Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	12.31.20	12.31.19 (1)
Cash and cash equivalents	2,855,979	2,591,746
Trade accounts receivable	5,765,753	4,892,708
Trade accounts payable	(859,790)	(601,007)
Loans and borrowings	(14,947,793)	(8,854,826)
Other assets and liabilities, net	225,694	(162,341)
Exposure of assets and liabilities in foreign currencies	(6,960,157)	(2,133,720)
Derivative financial instruments (hedge)	6,849,947	1,734,517
Exposure in result, net	(110,210)	(399,203)

(1)	In the financial statements for the year of 2019, the Company presented the exposure arising from monetary assets and liabilities in foreign entities, for which Real is the functional currency, in a single line item “Investments”. For better management of the foreign exchange exposure, in 2020 the Company begun to break down such exposure, by classifying each asset or liability by its nature. Therefore, the comparative period has been restated for comparability.

The net P&L exposure is mainly composed of the following currencies:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	100

Net P&L Exposure	12.31.20	12.31.19
Argentinian Peso (ARS)	(5,310)	(13,236)
Euros (EUR)	104,539	23,624
Pound Sterling (GBP)	9,394	6,949
Yen (JPY)	29,976	(17,285)
Rubles (RUB)	(1,261)	2,780
Turkish Liras (TRY)	178,906	(418,576)
U.S. Dollars (USD)	(426,454)	16,541
Total	(110,210)	(399,203)

The Company has exposure to other different currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on December 31, 2020 are not designated as hedge accounting and are set forth below:

12.31.20
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	1st Qtr. 2021	EUR	265,000	6.2671	32,015
Non-deliverable forward	USD	BRL	1st Qtr. 2021	USD	340,000	5.1077	27,023
Non-deliverable forward	USD	BRL	2nd Qtr. 2021	USD	50,000	5.2800	(4,525)
Futures - B3	BRL	USD	1st Qtr. 2021	USD	553,000	5.1797	(9,086)
							45,427

Subsidiaries
Non-deliverable forward	EUR	JPY	1st Qtr. 2021	EUR	19,789	126.3299	704
Non-deliverable forward	USD	EUR	1st Qtr. 2021	EUR	75,000	1.2274	(1,888)
Non-deliverable forward	EUR	RUB	1st Qtr. 2021	EUR	20,836	91.1883	2,655
Collar	TRY	USD	1st Qtr. 2021	USD	50,000	7.8800	8,544
Total Consolidated							55,442

ii.	Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The derivative and non-derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2020 are set forth below:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	101

12.31.20
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2021	USD	241,000	5.4084	53,721
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2021	USD	25,000	5.6329	10,964
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2021	USD	5,000	5.8018	2,940
Collar	USD Exports	BRL	USD	1st Qtr. 2021	USD	132,000	4.9158	(33,764)
Collar	USD Exports	BRL	USD	2nd Qtr. 2021	USD	45,000	5.3785	10,110
Collar	USD Exports	BRL	USD	3rd Qtr. 2021	USD	45,000	5.5933	18,967
Collar	USD Exports	BRL	USD	4th Qtr. 2021	USD	10,000	5.7500	5,457
								68,395
12.31.20
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Bond BRF SA BRFSBZ 5 7/8 (2)	USD Exports	USD	2nd Qtr. 2022	USD	70,928	2.0213	(409,518)
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	(473,700)

							(883,218)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	For this instrument, the initial designation was of USD150,000, however there were repurchases with corresponding revocation of the designation in the amounts of USD31,338 at the rate of 3.2408, USD9,350 at the rate of 4.1827, USD27,190 at the rate of 5.1889 e USD11,194 at the rate of 5.5714. The accumulated exchange rate variation of the revoked portions is fixed and reserved in Other Comprehensive Income until the recognition of the hedge object in the second quarter of 2022.
iii.	Investments exposure

The Company holds investments abroad in functional currencies different than the Brazilian Real, which generate currency exposure that affects directly the Company’s Equity, in Other Comprehensive Income.

The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2020 are set forth below:

12.31.20
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(108,991)
Bond - BRF SA BRFSBZ 4.35	BRF Al Yasra Food	USD	3rd Qtr. 2026	USD	108,757	3.7649	(142,280)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(93,403)
							(344,674)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

24.4.3.	Commodities price risk

In the ordinary course of business, the Company purchases commodities, mainly corn, soybean, soybean meal and soybean oil, individual components of the production costs.

Corn and soy prices are subject to volatility resulting from weather conditions, harvest productivity, transport and warehouse costs, government agricultural policies, FX rates and international market prices, among other factors.

The Risk Policy establishes coverage limits to the flow of purchases of corn and soy with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on December 31, 2020 are set forth below:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	102

12.31.20
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2021	5,000	ton	430.69	1,062
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2021	80,995	ton	372.18	38,447
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2021	128,995	ton	381.44	28,387
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	9,999	ton	390.12	590
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2021	4,990	ton	465.17	939
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2021	9,072	ton	462.42	1,970
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	4,990	ton	402.67	431
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2021	19,098	ton	762.42	13,524
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2021	18,098	ton	731.37	12,892
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2021	1,000	ton	825.63	123
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2021	2,994	ton	861.57	1,396
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2021	2,994	ton	858.26	1,376
							101,137

12.31.20
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2021	26,322	ton	411.58	(9,063)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	2nd Qtr. 2021	29,998	ton	399.35	(11,788)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	3rd Qtr. 2021	19,999	ton	383.18	(7,955)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2021	16,573	ton	140.98	(3,946)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2021	743,321	ton	147.47	(148,541)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2021	239,954	ton	142.95	(39,015)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2021	175,433	ton	146.65	(21,643)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2022	9,998	ton	153.33	(727)
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2021	36,801	ton	1,040.42	(479)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2021	95,364	ton	972.98	(1,102)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	6,480	ton	847.38	(94)
Collar - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2021	9,990	ton	1,104.39	(841)
							(245,194)

(1) Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

12.31.20
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise rate	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2021	USD	13,170	5.4056	2,939
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2021	USD	121,597	5.2471	5,340
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2021	USD	41,966	5.5286	12,692
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2021	USD	25,727	5.4991	5,958
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2022	USD	1,533	5.4651	234
								27,163

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	103

24.5.	Effects of hedge instruments on financial information

The effects of financial instruments for hedging exchange rate, commodities price and interest rates in the income for the period, in Other Comprehensive Income and in the financial position are set forth below:

Income for the period							Consolidated
12.31.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				40,841,803	-	-	40,841,803
Derivatives result		Operating Results	Cash flow	(1,372,103)	-	-	(1,372,103)
Net Revenue	26			39,469,700	-	-	39,469,700

Cost of Sales				-	(29,816,160)	-	(29,816,160)
Derivatives result		Operating Results	Cash flow / Fair value	-	(182,662)	-	(182,662)
Cost of Sales				-	(29,998,822)	-	(29,998,822)

Interests on loans and borrowings				-	-	(1,545,825)	(1,545,825)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	(32,909)	(32,909)
Foreign Exchange variation on assets and liabilities				(1,179,236)	-	-	(1,179,236)
Foreign Exchange Derivatives result		Financial Position	Not designated	981,847	-	-	981,847
Effects on Financial Result	28			(197,389)	-	(1,578,734)	(1,776,123)

Other Comprehensive Income							Consolidated
12.31.20		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(28,893)	211,751	-	182,858
Non-derivative Instruments – non-current		Operating Results	Cash flow	(306,340)	-	-	(306,340)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(277,856)	-	-	(277,856)
Other Comprehensive Income (1)				(613,089)	211,751	-	(401,338)

(1)	All effects are shown gross of taxes.
Statement of financial position							Consolidated
12.31.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	95,558	(144,057)	-	(48,499)
Not designated derivatives		Financial Position	Not designated	55,442	-	(14,649)	40,793
Asset / (Liability) net				151,000	(144,057)	(14,649)	(7,706)

Derivative Instruments - current (2)		Operating Results	Cash flow	47,942	171,306	-	219,248
Non-derivative instruments – non-current		Operating Results	Cash flow	(883,218)	-	-	(883,218)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(344,674)	-	-	(344,674)
Other Comprehensive Income (1)				(1,179,950)	171,306	-	(1,008,644)

Derivatives result		Operating Results	Cash flow / Fair value	-	442,398	-	442,398
Inventories	7			-	442,398	-	442,398

(1)	All effects are shown gross of taxes.
(2)	Includes R$6,251 related to the time value of the foreign exchange option contracts, and R$6,178 related to the time value of the commodity options contracts.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	104

Income for the period							Consolidated
12.31.19	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				33,465,194	-	-	33,465,194
Derivatives result		Operating Results	Cash flow	(18,214)	-	-	(18,214)
Net Revenue	26			33,446,980	-	-	33,446,980

Cost of Sales				-	(25,339,804)	-	(25,339,804)
Derivatives result		Operating Results	Cash flow / Fair value	-	(30,238)	-	(30,238)
Cost of Sales				-	(25,370,042)	-	(25,370,042)

Interests on loans and borrowings				-	-	(1,516,677)	(1,516,677)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	5,173	5,173
Foreign Exchange variation on assets and liabilities				100,480	-	-	100,480
Foreign Exchange Derivatives result		Financial Position	Not designated	(178,523)	-	-	(178,523)
Effects on Financial Result	28			(78,043)	-	(1,511,504)	(1,589,547)

Other Comprehensive Income							Consolidated
12.31.19		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	46,110	(14,056)	-	32,054
Non-derivative Instruments – non-current		Operating Results	Cash flow	23,328	-	-	23,328
Non-derivative Instruments - non-current		Foreign investments	Net investment	(66,818)	-	-	(66,818)
Other Comprehensive Income (1)				2,620	(14,056)	-	(11,436)

Statement of financial position							Consolidated
12.31.19	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	93,312	(23,638)	-	69,674
Not designated derivatives		Financial Position	Not designated	22,026	-	-	22,026
Asset / (Liability) net				115,338	(23,638)	-	91,700

Derivative Instruments - current		Operating Results	Cash flow	76,835	(40,445)	-	36,390
Non-derivative Instruments - non-current		Operating Results	Cash flow	(576,877)	-	-	(576,877)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(66,818)	-	-	(66,818)
Other Comprehensive Income (1)				(566,860)	(40,445)	-	(607,305)

Derivatives result		Operating Results	Cash flow / Fair value	-	47,374	-	47,374
Inventories	7			-	47,374	-	47,374
(1)	All effects are shown gross of taxes.

In the Statement of Cash Flows, the effect of the derivative financial instruments designated as hedge accounting is presented in the line item in which the hedged object is recorded. For the instruments not designated, the effects are presented in the Derivative Financial Instruments line item.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	105

Summarized financial position of derivative financial instruments:

	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Asset
Designated as hedge accounting
Currency derivatives	177,208	166,729	177,208	166,729
Commodities derivatives	125,304	25,191	125,304	25,191
Not designated as hedge accounting
Currency derivatives	59,037	51,811	75,478	53,395
	361,549	243,731	377,990	245,315

Current assets	361,315	193,740	377,756	195,324
Non-current assets	234	49,991	234	49,991

Liabilities
Designated as hedge accounting
Currency derivatives	(81,650)	(73,417)	(81,650)	(73,417)
Commodities derivatives	(269,361)	(48,829)	(269,361)	(48,829)
Not designated as hedge accounting
Currency derivatives	(13,610)	(29,479)	(20,036)	(31,369)
Interest rate derivatives	(14,649)	-	(14,649)	-
	(379,270)	(151,725)	(385,696)	(153,615)

Current liabilities	(378,543)	(151,722)	(384,969)	(153,612)
Non-current liabilities	(727)	(3)	(727)	(3)

24.6.	Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of December 31, 2020, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the assumptions used. Positive values indicate gains and negative values indicate losses.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	106

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.1967	2.5984	3.8975	4.6770	5.7164	6.4959	7.7951

Monetary Assets and Liabilities		2,891,741	1,445,871	578,348	(578,348)	(1,445,871)	(2,891,741)
Derivative Instruments - Not designated		(2,678,513)	(1,339,257)	(535,703)	535,703	1,339,257	2,678,513
Net effect		213,228	106,614	42,645	(42,645)	(106,614)	(213,228)

EUR	6.3935	3.1968	4.7951	5.7542	7.0329	7.9919	9.5903

Monetary Assets and Liabilities		684,591	342,295	136,918	(136,918)	(342,295)	(684,591)
Derivative Instruments - Not designated		(736,988)	(368,494)	(147,398)	147,398	368,494	736,988
Net effect		(52,397)	(26,199)	(10,480)	10,480	26,199	52,397

JPY	0.0503	0.0252	0.0377	0.0453	0.0553	0.0629	0.0755

Monetary Assets and Liabilities		(77,886)	(38,943)	(15,577)	15,577	38,943	77,886
Derivative Instruments - Not designated		62,925	31,463	12,585	(12,585)	(31,463)	(62,925)
Net effect		(14,961)	(7,480)	(2,992)	2,992	7,480	14,961

RUB	0.0698	0.0349	0.0524	0.0628	0.0768	0.0873	0.1047

Monetary Assets and Liabilities		(65,717)	(32,858)	(13,143)	13,143	32,858	65,717
Derivative Instruments - Not designated		66,348	33,174	13,270	(13,270)	(33,174)	(66,348)
Net effect		631	316	127	(127)	(316)	(631)

TRY	0.7061	0.3531	0.5296	0.6355	0.7767	0.8826	1.0592

Monetary Assets and Liabilities		51,616	25,808	10,323	(10,323)	(25,808)	(51,616)
Derivative Instruments - Not designated		(141,926)	(70,963)	(28,385)	28,385	70,963	141,926
Net effect		(90,310)	(45,155)	(18,062)	18,062	45,155	90,310

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.1967	2.5984	3.8975	4.6770	5.7164	6.4959	7.7951

Revenue in USD		(1,881,018)	(940,509)	(376,204)	376,204	940,509	1,881,018
NDF		704,153	352,076	140,831	(140,831)	(352,076)	(704,153)
Collar		581,264	279,855	114,019	(94,283)	(260,303)	(561,712)
Loans - Designated		574,048	287,025	114,810	(114,810)	(287,025)	(574,048)
Net effect		(21,553)	(21,553)	(6,544)	26,280	41,105	41,105

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.1967	2.5984	3.8975	4.6770	5.7164	6.4959	7.7951

Cost of Sales		(530,044)	(265,022)	(106,009)	106,009	265,022	530,044
NDF		530,044	265,022	106,009	(106,009)	(265,022)	(530,044)
Net effect		-	-	-	-	-	-

	Scenario
Operating results - Commodities	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
Soy Grain - CBOT	475	238	356	428	523	594	713

Cost of Sales		(18,132)	(9,066)	(3,626)	3,626	9,066	18,132
NDF		18,132	9,066	3,626	(3,626)	(9,066)	(18,132)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	430	215	322	387	473	537	645

Cost of Sales		52,458	26,229	10,492	(10,492)	(26,229)	(52,458)
Collar		(3,267)	(1,126)	(97)	753	2,038	4,180
NDF		(48,363)	(24,181)	(9,673)	9,673	24,181	48,363
Net effect		828	922	722	(66)	(10)	85

Soybean Oil - CBOT	770	385	578	693	847	963	1156

Cost of Sales		17,020	8,510	3,404	(3,404)	(8,510)	(17,020)
Collar		(1,775)	(488)	-	450	1,222	2,509
NDF		(14,714)	(7,357)	(2,943)	2,943	7,357	14,714
Net effect		531	665	461	(11)	69	203

Corn - CBOT	184	92	138	165	202	230	276

Cost of Sales		(108,892)	(54,446)	(21,778)	21,778	54,446	108,892
NDF		108,892	54,446	21,778	(21,778)	(54,446)	(108,892)
Net effect		-	-	-	-	-	-

Corn - B3	1,199	600	899	1,079	1,319	1,499	1,799

Cost of Sales		(5,990)	(2,995)	(1,198)	1,198	2,995	5,990
Collar		5,143	2,148	-	(1,198)	(2,995)	(5,990)
Net effect		(847)	(847)	(1,198)	-	-	-

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	107

24.7.	Financial instruments by category
	Parent company
	12.31.20
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	118,307	-	118,307
Cash equivalents	-	3,757,832	3,757,832
Marketable securities	-	327,559	327,559
Restricted cash	24,358	-	24,358
Trade accounts receivable	4,906,964	310,265	5,217,229
Other receivables	86,404	-	86,404
Derivatives not designated	-	59,037	59,037
Derivatives designated as hedge accounting (1)	-	302,512	302,512

Liabilities
Trade accounts payable	(8,170,012)	-	(8,170,012)
Supply chain finance	(1,452,637)	-	(1,452,637)
Loans and borrowings (2)	(19,310,254)	-	(19,310,254)
Derivatives not designated	-	(28,259)	(28,259)
Derivatives designated as hedge accounting (1)	-	(351,011)	(351,011)
	(23,796,870)	4,377,935	(19,418,935)

(1)	All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.
(2)	All loans and borrowings are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Parent company
	12.31.19
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	170,902	-	170,902
Cash equivalents	-	1,198,078	1,198,078
Marketable securities	-	411,885	411,885
Restricted cash	296,294	-	296,294
Trade accounts receivable	5,878,791	225,941	6,104,732
Other receivables	120,234	-	120,234
Derivatives not designated	-	51,811	51,811
Derivatives designated as hedge accounting	-	191,920	191,920

Liabilities
Trade accounts payable	(5,283,109)	-	(5,283,109)
Supply chain finance	(842,037)	-	(842,037)
Loans and borrowings	(16,429,004)	-	(16,429,004)
Derivatives not designated	-	(29,479)	(29,479)
Derivatives designated as hedge accounting	-	(122,246)	(122,246)
	(16,087,929)	1,927,910	(14,160,019)

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	108

	Consolidated
	12.31.20
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	2,439,072	-	-	-	2,439,072
Cash equivalents	-	-	-	5,137,553	5,137,553
Marketable securities	287,504	42,029	-	329,202	658,735
Restricted cash	24,358	-	-	-	24,358
Trade accounts receivable	3,789,616	-	-	310,265	4,099,881
Other receivables	86,404	-	-	-	86,404
Derivatives not designated	-	-	-	75,478	75,478
Derivatives designated as hedge accounting (1)	-	-	-	302,512	302,512

Liabilities
Trade accounts payable	(9,009,987)	-	-	-	(9,009,987)
Supply chain finance	(1,452,637)	-	-	-	(1,452,637)
Loans and borrowings (2)	(22,404,426)	-	-	-	(22,404,426)
Derivatives not designated	-	-	-	(34,685)	(34,685)
Derivatives designated as hedge accounting (1)	-	-	-	(351,011)	(351,011)
Written option– business combination	-	-	-	(185,401)	(185,401)
	(26,240,096)	42,029	-	5,583,913	(20,614,154)

(1)	All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.
(2)	All loans and borrowings are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Consolidated
	12.31.19
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	2,289,787	-	-	-	2,289,787
Cash equivalents	-	-	-	1,947,998	1,947,998
Marketable securities	265,783	26,678	19,285	413,788	725,534
Restricted cash	296,294	-	-	-	296,294
Trade accounts receivable	2,811,902	-	-	225,941	3,037,843
Other receivables	123,877	-	-	-	123,877
Derivatives not designated	-	-	-	53,395	53,395
Derivatives designated as hedge accounting	-	-	-	191,920	191,920

Liabilities
Trade accounts payable	(5,796,766)	-	-	-	(5,796,766)
Supply chain finance	(842,037)	-	-	-	(842,037)
Loans and borrowings	(18,620,279)	-	-	-	(18,620,279)
Derivatives not designated	-	-	-	(31,369)	(31,369)
Derivatives designated as hedge accounting	-	-	-	(122,246)	(122,246)
Written option– business combination	-	-	-	(706,920)	(706,920)
	(19,471,439)	26,678	19,285	1,972,507	(17,452,969)

24.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	109

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company has a financial liability arising from a put option written in the context of a business combination.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the year ended on December 31, 2020, there were no changes among the 3 levels of hierarchy.

	Parent company
	12.31.20			12.31.19
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	102,336	-	102,336	70,515	-	70,515
Term deposits	-	-	-	254,583	-	254,583
Bank deposit certificates	-	3,650,812	3,650,812	-	869,473	869,473
Financial treasury bills	312,515	-	312,515	396,994	-	396,994
Investment funds	19,728	-	19,728	18,398	-	18,398
Trade accounts receivable	-	310,265	310,265	-	225,941	225,941
Derivatives	-	361,549	361,549	-	243,731	243,731
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(379,270)	(379,270)	-	(151,725)	(151,725)
	434,579	3,943,356	4,377,935	740,490	1,187,420	1,927,910

	Consolidated
	12.31.20				12.31.19
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	-	-	-	-	19,285	-	-	19,285
Stocks	42,029	-	-	42,029	26,678	-	-	26,678
Fair value through profit and loss
Savings account and overnight	1,220,232	-	-	1,220,232	689,874	-	-	689,874
Term deposits	250,189	-	-	250,189	374,859	-	-	374,859
Bank deposit certificates	-	3,662,448	-	3,662,448	-	879,758	-	879,758
Financial treasury bills	312,515	-	-	312,515	396,994	-	-	396,994
Investment funds	21,371	-	-	21,371	20,301	-	-	20,301
Trade accounts receivable	-	310,265	-	310,265	-	225,941	-	225,941
Derivatives	-	377,990	-	377,990	-	245,315	-	245,315
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(385,696)	-	(385,696)	-	(153,615)	-	(153,615)
Written option– business combination	-	-	(185,401)	(185,401)	-	-	(706,920)	(706,920)
	1,846,336	3,965,007	(185,401)	5,625,942	1,527,991	1,197,399	(706,920)	2,018,470

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based in level 2 and are measured by discounted cash flows.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	110

		Parent company and Consolidated
			12.31.20		12.31.19
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 5 7/8	USD	2022	(367,714)	(389,611)	(435,934)	(460,606)
BRF SA BRFSBZ 4 3/4	USD	2024	(1,538,086)	(1,659,891)	(2,086,169)	(2,191,726)
BRF SA BRFSBZ 3.95	USD	2023	(1,207,468)	(1,275,598)	(1,370,446)	(1,427,754)
BRF SA BRFSBZ 2 3/4	EUR	2022	(1,081,404)	(1,105,478)	(1,492,653)	(1,559,476)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,951,539)	(4,333,054)	(3,022,773)	(3,160,573)
BRF SA BRFSBZ 5 3/4	USD	2050	(4,106,115)	(4,705,851)	-	-
Debenture - 1st Issue	BRL	2026	(771,138)	(778,016)	(755,760)	(832,213)
Debenture - 2nd Issue	BRL	2030	(2,250,867)	(2,225,796)	-	-
Parent company			(15,274,331)	(16,473,295)	(9,163,735)	(9,632,348)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,577,667)	(2,779,574)	(1,999,509)	(2,101,175)
Consolidated			(17,851,998)	(19,252,869)	(11,163,244)	(11,733,523)

24.8.1.	Level 3 measurement

The Company holds a financial liability arising from a put option written in the context of a business combination. This option gives the non-controlling shareholder the right to sell its equity stake in the subsidiary for an amount equivalent, in Turkish Liras, to a multiple of the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of the economic group of this subsidiary in the last 12 months prior to the exercise. The exercise period is comprised of the six-month period beginning on May 25, 2021. This liability is measured at fair value using internal assumptions regarding the results of that economic group.

The effects of the subsequent measurement resulted in a gain in financial results of R$579,946 in the year ended on December 31, 2020 (loss of R$189,816 in the year ended on December 31, 2019), as per note 28.

The Company assessed the unobservable inputs used in the determination of the fair value of this instrument and observed that the premise which causes relevant impact is the expected EBITDA of the economic group object of the option. The other unobservable inputs, e.g. net debt, when submitted to the analysis have not shown relevant impacts on the fair value of the option. Below, 4 scenarios with the correspondent fair value of option are presented:

	Scenario
	- 50%	- 25%	Base	+ 25%	+ 50%
Written option (business combination)	(88,528)	(136,965)	(185,401)	(233,837)	(282,274)

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	111

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales for each reportable operating segment is set forth below:

	Consolidated
Net sales	12.31.20	12.31.19
Brazil
In-natura	5,014,250	4,635,597
Poultry	3,738,560	3,692,377
Pork and other	1,275,690	943,220
Processed	15,944,162	12,808,408
Other sales	26,707	45,474
	20,985,119	17,489,479

International
In-natura	14,570,620	12,605,846
Poultry	12,246,499	11,262,954
Pork and other	2,324,121	1,342,892
Processed	2,366,204	2,119,918
Other sales	303,370	173,630
	17,240,194	14,899,394

Other segments	1,244,387	1,058,107
	39,469,700	33,446,980

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
	12.31.20	12.31.19
Brazil	2,081,150	1,818,813
International	1,100,212	1,275,285
Other segments	197,233	109,138
Sub total	3,378,595	3,203,236
Corporate	(531,802)	(250,463)
	2,846,793	2,952,773

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
Corporate	12.31.20	12.31.19
Investigations involving the Company (note 1.2)	(28,004)	(79,208)
Agreement - Class Action (note 1.3)	(204,436)	-
Tax and civil contingencies	(109,088)	(63,228)
Expenses COVID-19 (1)	(81,562)	-
Results with disposal of businesses	(29,471)	3,234
Results with sale and disposal of fixed assets	(28,178)	(14,642)
Expenses with demobilization	(16,494)	(39,281)
Impairment of investments	(62,006)	(21,751)
Restructuring plan	(58)	(14,460)
Other (2)	27,495	(21,127)
	(531,802)	(250,463)

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.
(2)	For the year ended on December 31, 2019, it includes the expense of R$19,045 in favor of the Municipality of Lucas do Rio Verde, arising from the housing incentive program for employees.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	112

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the year ended on December 31, 2020 and 2019.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,784,079	1,562,104	345,260	339,784	2,129,339	1,901,888
	2,935,577	2,713,602	1,327,738	1,322,262	4,263,315	4,035,864

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Gross sales
Brazil	26,017,981	21,645,253	26,017,981	21,645,253
International	10,498,363	10,314,884	18,514,099	16,191,795
Other segments	1,329,579	1,154,989	1,378,344	1,167,463
	37,845,923	33,115,126	45,910,424	39,004,511

Sales deductions
Brazil	(5,032,862)	(4,155,774)	(5,032,862)	(4,155,774)
International	(103,382)	(111,518)	(1,273,905)	(1,292,401)
Other segments	(126,543)	(101,767)	(133,957)	(109,356)
	(5,262,787)	(4,369,059)	(6,440,724)	(5,557,531)

Net sales
Brazil	20,985,119	17,489,479	20,985,119	17,489,479
International	10,394,981	10,203,366	17,240,194	14,899,394
Other segments	1,203,036	1,053,222	1,244,387	1,058,107
	32,583,136	28,746,067	39,469,700	33,446,980

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	113

27.	OTHER OPERATING INCOME (EXPENSES), NET
	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Recovery of expenses (1)	407,690	1,291,920	408,161	1,293,623
Provision reversal	73,315	16,633	73,361	16,638
Scrap sales	11,936	11,350	12,204	12,494
Provision for civil and tax risks (2)	(67,264)	(395,223)	(68,295)	(395,389)
Other employees benefits	(27,741)	(11,042)	(27,741)	(13,500)
Insurance claims costs	(14,196)	(21,646)	(8,762)	(19,830)
Gains (losses) on the disposal of non-financial assets	(29,287)	(4,679)	(40,220)	(10,786)
Employee participation and bonuses	(235,195)	(213,317)	(283,065)	(269,755)
Demobilization expenses	(21,445)	(40,817)	(19,988)	(48,251)
Expected credit losses in other receivables	(1,016)	-	(989)	-
Impairment of investments	-	-	(62,090)	(21,751)
Other (3)	(281,983)	(129,181)	(236,754)	(114,673)
	(185,186)	503,998	(254,178)	428,820

(1)	Includes recovery of taxes in the amount of R$293,789 for the year ended on December 31, 2020, mainly referring to PIS and COFINS taxes on marketing, rebates and benefit expenses. Additionally, are included the effects of the final decision related to exclusion of ICMS from the PIS and COFINS calculation basis from Eleva in the amount of R$40,086 (note 9). For the year ended on December 31, 2019, includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base of R$1,185,386.
(2)	For the year ended on December 31, 2019, includes the effects of the tax contingency on ICMS credit in the basic food basket products of R$358,935.
(3)	Includes cost with investigations (note 1.2) and expenses with class action agreement (note 1.3) in the first quarter of 2020.

28.	FINANCIAL INCOME (EXPENSES), NET
		Parent company		Consolidated
	Note	12.31.20	12.31.19 (1)	12.31.20	12.31.19 (1)
Financial income		371,496	1,246,368	420,757	1,304,187
Interest on cash and cash equivalents	4	100,225	121,985	119,068	145,193
Income with marketable securities	5	25,205	82,057	54,094	115,130
Fair value throught other comprehensive income		-	-	538	630
Fair value throught profit and loss		9,115	21,087	8,771	21,065
Amortized cost		16,090	60,970	44,785	93,435
Interest on recoverable taxes (2)	9	204,933	1,027,582	205,066	1,027,835
Interest on other assets		41,133	14,744	42,529	16,029
Financial expenses		(2,568,149)	(2,838,637)	(1,889,454)	(3,096,716)
Interests on loans and borrowings	15	(1,375,915)	(1,349,503)	(1,545,825)	(1,516,677)
Interest with related parties	30	(345,133)	(172,863)	-	-
Interest on contingencies (3)	21	(42,641)	(573,588)	(42,641)	(574,432)
Interest on leases	18	(190,844)	(182,414)	(207,598)	(199,276)
Interest on actuarial liabilities		(28,084)	(48,089)	(33,549)	(49,900)
Interest on other liabilities		9,224	(23,603)	11,412	(2,447)
Written option - Business combination (4)		-	-	579,946	(189,816)
Adjustment to present value	6 and 16	(417,780)	(304,212)	(418,234)	(305,190)
Other		(176,976)	(184,365)	(232,965)	(258,978)
Monetary, exchange and derivative results, net		(4,221,192)	(671,308)	(230,298)	(72,870)
Exchange rate variation on monetary assets and liabilities		(5,153,490)	(552,059)	(1,179,236)	100,480
Derivative results		932,298	(119,249)	948,938	(173,350)

		(6,417,845)	(2,263,577)	(1,698,995)	(1,865,399)

(1)	Due to the significant increase in the effects of exchange variations and results of derivatives in 2020, the Company begun to group such results in a line item separate from other financial income and expenses. Therefore, the comparative period was restated for comparability.
(2)	The following effects are included: the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis from Eleva in the amount of R$58,979 for the year ended on December 31, 2020 (R$893,224 for the year ended on December 31, 2019 related to Sadia and BRF cases).
(3)	For the year ended on December 31, 2019, the effect includes the tax contingency on ICMS credit in the basic food basket products of R$390,242.
(4)	Refers to the measurement of the written option recorded from business combination (note 24.8.1). The behavior of the results of the economic group of the referred subsidiary resulted in a reduction of the liability with the corresponding increase in financial results in the year ended on December 31, 2020.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	114

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Costs of sales
Raw materials and supplies (1)	18,068,942	15,232,584	21,619,848	17,665,346
Salaries and employees benefits	3,975,219	3,566,863	4,046,054	3,618,779
Depreciation	1,714,668	1,662,310	1,873,422	1,787,506
Amortization	60,842	72,661	123,270	126,953
Others	2,407,612	2,212,908	2,336,228	2,171,458
	26,227,283	22,747,326	29,998,822	25,370,042

Sales expenses
Indirect and direct logistics expenses	2,202,889	1,860,703	2,531,506	2,133,894
Marketing	467,252	438,112	632,870	558,043
Salaries and employees benefits	1,116,237	1,111,224	1,443,117	1,369,277
Depreciation	148,543	114,807	217,732	196,143
Amortization	63,386	65,201	91,683	87,423
Others	407,251	400,801	670,580	566,886
	4,405,558	3,990,848	5,587,488	4,911,666

Administrative expenses
Salaries and employees benefits	213,598	182,727	352,212	298,368
Fees	54,739	50,349	54,739	50,349
Depreciation	31,856	17,297	47,682	26,064
Amortization	37,370	20,074	40,589	26,485
Others	169,977	139,404	275,060	214,417
	507,540	409,851	770,282	615,683

(1)	For the year ended on December 31, 2020, includes tax recoveries in the amount of R$ 56,221 (null in the same periods of the previous year) mainly relating to social security contributions on labor benefits. Additionally, it includes increase in the fair value of forests in the amount of R$ 21,711 in the year ended on December 31, 2020 (reduction of R$28,122 in the year ended on December 31, 2019).

The Company incurred in expenses with internal research and development of new products of R$65,168 for the year ended on December 31, 2020 in the parent company and in the consolidated (R$67,846 in the parent company and in the consolidated in the same period of the previous year).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	115

30.	RELATED PARTIES

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Directors and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	116

30.1.	Transactions and balances with the Parent Company

The balances of the transactions with related parties recorded in the statement of financial position of the Parent Company are as follows:

	Accounts receivable		Dividends and interest on shareholders' equity receivable		Loans		Trade accounts payable		Other rights		Advances and other liabilities
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20		12.31.19
Al-Wafi Food Products Factory LLC	-	-	-	-	-	-	-	-	-	30	-		(927)
Banvit	-	-	-	-	-	-	-	-	190	1,094	-		-
BRF Energia S.A.	-	-	-	-	-	-	(13,063)	(6,376)	-	-	-		-
BRF Foods GmbH	799,571	833,062	-	-	-	-	-	-	54	1,296	(56)		(1,733)
BRF Foods LLC	-	-	-	-	-	-	-	-	501	466	(2)		(2)
BRF Global GmbH	2,319,292	3,843,949	-	-	-	-	-	-	-	-	(7,095,587)	(1)	(4,049,636)
BRF GmbH	-	-	-	-	-	-	-	-	995	1,520	(1,845,759)	(2)	(1,311,123)
BRF Pet S.A.	6,228	800	-	-	-	-	(37)	(16)	480	167	-		-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	315	234	-	-	-	-	-		-
Federal Foods Qatar	-	-	-	-	-	-	-	-	-	-	-		(141)
FFM Further	-	-	-	-	-	-	-	-	-	70	-		-
Highline International Ltd.	-	-	-	-	-	-	-	-	-	-	-		(7,351)
One Foods Holdings	-	-	-	-	-	-	-	-	-	5,662	-		-
Perdigão International Ltd.	-	-	-	-	-	-	-	-	-	-	-		(905,550)
PSA Laboratório Veterinário Ltda.	-	-	-	396	-	-	-	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	-	-	(3,069)		(11,159)
Sadia Chile S.A.	114,742	99,095	-	-	-	-	-	-	3	-	-		-
Sadia International Ltd.	-	-	-	-	-	-	-	-	-	-	(18,990)		-
Sadia Uruguay S.A.	5,743	3,096	-	-	-	-	-	-	-	-	(38,823)		(36,598)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	10	22	-	-	-	-	-	-	-		-
Total	3,245,576	4,780,002	10	418	315	234	(13,100)	(6,392)	2,223	10,305	(9,002,286)		(6,324,220)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	117

	Sales		Financial results, net		Purchases
	12.31.20	12.31.19	12.31.20	12.31.19	12.31.20	12.31.19
Avex S.A.	-	1,439	-	-	-	-
BRF Energia S.A.	-	-	-	-	(249,759)	(229,874)
BRF Foods GmbH	179,656	166,924	-	-	-	-
BRF Global GmbH	11,150,215	9,720,724	(290,627)	(114,883)	-	-
BRF Pet S.A.	5,650	2,885	-	-	(62)	(39)
Campo Austral	-	1,448	-	-	-	-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	14	2	-	-
Perdigão International Ltd.	-	-	(51,939)	(52,397)	-	-
Sadia Alimentos S.A.	-	-	(447)	(1,200)	-	-
Sadia Chile S.A.	136,063	69,662	-	-	-	(46)
Sadia Uruguay S.A.	53,041	40,522	(2,134)	(4,385)	-	-
Total	11,524,625	10,003,604	(345,133)	(172,863)	(249,821)	(229,959)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of December 31, 2020, the balance of these transactions was R$2,116,463 (R$1,808,320 as of December 31, 2019) with a weighted average rate of 3.01% p.a. (4.43% p.a. as of December 31, 2019).

30.2.	Other Related Parties

The Company has made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended on December 31, 2020, the total amount of lease payments was R$19,528 (R$18,200 for the year ended on December 31, 2019).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

30.3.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	12.31.20	12.31.19
Salary and profit sharing	67,814	59,589
Short term benefits (1)	2,777	257
Private pension	1,323	893
Post-employment benefits	-	125
Termination benefits	8,417	16,275
Share-based payment	17,397	12,052
	97,728	89,191

(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$20,319 for the year ended on December 31, 2020 (R$30,375 in the same period of the previous year).

31.	GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

On December 31, 2020, this incentive totaled R$153,762 (R$188,610 as of December 31, 2019).

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	118

32.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	12.31.20	12.31.20
Current	5,046,504	5,293,415
Non-current	1,409,922	1,504,551
2022	341,648	401,777
2023	251,299	271,022
2024	237,266	244,654
2025	168,593	175,982
2026 onwards	411,116	411,116
	6,456,426	6,797,966

33.	INSURANCE COVERAGE – CONSOLIDATED

The Company’s policy for insurances considers the concentration and relevance of the risks identified in its risk management program. Thus, according to Managements understanding, the contracted insurance coverage is adequate to the entity’s size and nature of activities being sufficient to cover eventual damages. The Company also takes into consideration orientations provided by its advisors.

		12.31.20
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	4,472,077
Transport of goods	Coverage of goods in transit and in inventories.	628,760
Civil responsability	Third party complaints.	415,736

Each legal entity has its own coverages, which are not complementary.

34.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the year ended on December 31, 2020:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the year ended on December 31, 2020, amounted to R$429,704 in the parent company and R$560,088 in the consolidated (R$2,514,570 in the parent company and R$2,775,168 in the consolidated in the year ended December 31, 2019).
35.	EVENTS AFTER THE REPORTING PERIOD
35.1.	Acquisition in Saudi Arabia

On May 7, 2020 the Company’s wholly-owned subsidiary Badi Limited executed a share purchase agreement with Hungry Bunny Limited and others, establishing the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Saudi Arabia. The transaction was concluded on January 18, 2021, after the satisfaction of conditions precedent, for an amount equivalent to R$41,620 (SAR29,793) paid in cash, with a preliminary goodwill of R$12,684 (SAR9,013) and from this date, the Joody Al Sharqiya Food Production Factory has become a wholly-owned subsidiary of Badi Limited.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	119

36.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and the issuance authorized by the Board of Directors on February 25, 2021.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	Maria Paula Soares Aranha
Member	André Vicentini

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci
External Member	Valmir Pedro Rossi
External Member	Jerônimo Antunes

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Chief Financial and Investor Relations Officer	Carlos Alberto Bezerra de Moura
Vice-President of Operations and Procurement	Vinícius Guimarães Barbosa
Vice-President of Brazil Market	Sidney Rogério Manzaro
Vice-President of People, Services and Technology	Alessandro Rosa Bonorino
Vice-President of Quality and Research & Development	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Integrated Planning and Logistics	Leonardo Campo Dallorto

Marcos Roberto Badollato	Joloir Nieblas Cavichini
Accounting Director	Accountant – CRC 1SP257406/O-5

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	120

COMENTARY ABOUT THE BEHAVIOR OF THE COMPANY’S PROJECTIONS

In the year ended on December 31, 2020, the Company's net leverage, as measured by the Net Debt / Adjusted EBITDA ratio, reached 2.73x.

The projections initially disclosed on June 29, 2018 for the fiscal year ending December 31, 2019 were replaced on February 7, 2019, on June 3, 2019, on August 9, 2019 and finally on November 8, 2019. Following the completion of the Monetization Plan, the Company revised the net leverage guidance indicator to approximately 2.75X at the end of 2019 and maintained its guidance of approximately 2.65x for 2020. On March 3, 2020 the Company revised the net leverage guidance to a range between 2.35 - 2.75x for the year of 2020. The net leverage reached this range with significant extension of the average term of the debt. Therefore, the Company decided not to issue any projections related to its debt.

On December 08, 2020, the management disclosed certain estimates and expectations in connection with the Company for the next ten years, including the following projections:

(a) Expectation to make investments of, approximately, R$ 55 billion within the next ten years, setting up a prudent net financial leverage limit (ratio between net debt and Adjusted EBITDA of the 12 prior months) up to three times;

(b) Period between 2021 and 2023: expectation to achieve a net revenue of approximately R$ 65 billion, with a growing EBITDA twice the size in comparison to the current one, considering the last 12 months ended September 30, 2020;

(c) Period between 2024 and 2026: growth expectation of the net revenue and of the EBITDA of approximately 2,5 times in relation to the current levels, considering the last 12 months ended September 30, 2020 and a revenue growth of more than 60% in the Brazilian market;

(d) Period between 2027 and 2030: expectation to reach a net revenue of more than R$ 100 billion and an EBTIDA growth of more than 3,5 times in relation to the current level, considering the last 12 months ended September 30, 2020, consistent EBITDA Margins above 15%, net margin of approximately 6% and return on invested capital (“ROIC”) of approximately 16%.

The projections disclosed above are mere forecast and reflect the current management’s expectation in relation to BRF’s future. Nevertheless, these projections depend on certain factors and market conditions that escape the Company’s control and, therefore, may differ in relation to numbers and results that will be effectively recorded by the Company.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	121

INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), containing individual and consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board – IASB)

To the Shareholders and Management of BRF S.A. Itajaí - SC
Opinion
We have audited the individual and consolidated financial statements of BRF S.A. (the Company), respectively referred to as parent company and consolidated, which comprise the statement of financial position as of December 31, 2020 and the statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, and the notes, comprising the significant accounting policies and other explanatory information. In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of BRF S.A. as of December 31, 2020, and its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
Basis for opinion
We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Emphasis of matter
We draw attention to explanatory notes 1.2 to the financial statements, individual and consolidated, which describe the investigations involving the Company, as well as their current and potential developments. In the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our opinion is not modified in respect to this matter.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	122

Key audit matters
The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon and therefore, we do not provide a separate opinion on these matters.
Realization of deferred tax and social contribution assets
See notes 3.8 e 10 to the individual and consolidated financial statements
Key Audit Matter	How the matter was addressed in our audit

The deferred tax assets relate to tax losses, negative basis of social contribution and temporary differences. The estimate of probable future taxable profit is based on subjective judgments regarding prospective assumptions such as sales prices of the products, commodity costs, operating and administrative expenses and are recorded to the extent that the Company considers probable the generation of future taxable income against which the deferred tax assets will be realized.

The process of estimating the recoverability of deferred tax assets involves high degree of judgment required in assessing the significant assumptions and the interpretation of tax laws that are considered in the forecast of future taxable income. For these reasons, we consider this matter as significant in our audit.

We evaluated the design, implementation and effectiveness of the key internal controls over estimate of probable future taxable profit relating to the recoverability of deferred taxes assets, including controls related to the determination of estimates used in the preparation and review of the business plan, budget, technical studies prepared by the Company.

We involved corporate finance professionals, who assisted in: evaluating the main assumptions and methodology used in the Company’s forecast in the preparation of the future taxable income, especially those related to expectations of sales prices of the products, commodity costs, operating and administrative expenses and the consistency of these assumptions with the five-year strategic plan approved by the Board of Directors.

We performed sensitivity analysis over the key assumptions to assess their impact on the Company’s forecast of the future taxable income.

In addition, we involved tax professionals, who assisted in assessing the Company’s application of the tax laws and tax deductions considered in the Company’s projections of future taxable profit.

We also evaluated the disclosures made in the individual and consolidated financial statements related to the expected realization of deferred tax assets.

Based on the results of the procedures summarized above, we consider acceptable the balance of the deferred tax assets recognized and the respective disclosures, in the context of the individual and consolidated financial statements taken as a whole.

Other matters – Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2020, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the CPC 09 Technical Pronouncement - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the individual and consolidated financial statements taken as a whole.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	123

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the management report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the management report and, in doing so, consider whether the management report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement on the management report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	124

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–         Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–         Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control.

–         Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–         Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–         Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–         Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 25th, 2021

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	125

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF S.A., in fulfilling its statutory and legal duties, examined:

(i)	the financial statements (parent company and consolidated) for the fiscal year ended on December 31, 2020.
(ii)	the Management Report; and
(iii)	the report issued without qualification by KPMG Auditores Independentes on February 25, 2021;

Based on the documents reviewed and the explanations provided, the members of the Fiscal Council, undersigned, issued the opinion that the financial statements and the management report are appropriately presented and in condition of appreciation by the Annual General Meeting.

São Paulo, February 25, 2021.

Attílio Guaspari

Chairman

Maria Paula Soares Aranha

Fiscal Council Member

André Vicentini

Fiscal Council Member

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	126

SUMMARIZED ANNUAL REPORT OF THE AUDIT AND INTEGRITY COMMITTEE

Summary of the Audit Committee Activities in 2020

The current composition of the Audit and Integrity Committee was elected on April 30, 2020, pursuant to the meeting of the Board of Directors, and have been meeting monthly since the election, in ordinary and extraordinary meetings, in the total of nineteen meetings, and the main topics of discussion are described in the following paragraphs. The Audit and Integrity Committee met with the Fiscal Council in a reserved opportunity and has discussed the main issues monitored during the year in a monthly basis with the Board of Directors.

Issues discussed by the Audit and Integrity Committee

The meetings were attended, whenever required and in accordance with the Agenda, by the Global Chief Executive Officer of the Company, the Vice-Presidents, Executive Directors, Executive Managers, Internal Auditors, Independent Auditors and external advisors to enable the understanding of the processes, internal controls, risks, possible deficiencies and eventual plans for improvement, as well as issuing their recommendations to the Board of Directors and Executive Board of the Company.

The main topics discussed by the Audit and Integrity Committee were:

»	Discussion of the planning, scope and main conclusions obtained in the quarterly review (ITR) and opinion on the issuance of the financial statements of 2020;
»	Follow-up on the analysis on the internal controls of the Company with emphasis on the most critical items;
»	Follow-up on the implementation of improvements indicated in the internal controls report, as well as the respective action plans of the internal areas for the correction or improvement of the issues;
»	Discussion, approval and supervision of the work plan and budget of the Internal Audit;
»	Follow-up on the accomplishment of the plan and approval of eventual revisions;
»	Follow-up and analysis of the outcomes of special investigations;
»	Follow-up on the Internal Audit reports;
»	Follow-up on the implementation of the action plans resulting from the audit reports, with emphasis on the most critical issues, reporting to the Board of Directors the most relevant ones;
»	Follow-up on the Compliance activities and on the BRF Integrity System, and specifically monitoring of the highly critical investigations conducted by the Compliance Department, in special the independent investigations related to the Carne Fraca and Trapaça Operations;
»	Follow-up on the class action filed in the U.S. Federal District Court in the Southern District of New York through advisors specialized in SEC;
»	Evaluation and follow-up on the effectiveness of Internal Controls for processes mapping, key controls and indicators, as well as monitoring the action plans to avoid significant deficiencies that could be reported in the financial statements;
»	Discussion and evaluation of the corporate risks map;
»	Follow-up on the operation of the Transparency Hotline and on the inquiries and complaints classified as highly critical;
»	Follow-up on the adoption of the Compliance policies, practices and trainings by the management and employees pursuant the anti-corruption law requirements;
»	Follow-up on the management of the conduct adjustment terms entered with regulatory bodies;
»	Follow-up on the questions related to the regulatory bodies and the respective answers sent by the management;
»	Discussion and evaluation of stocks controls;
»	Discussion and evaluation of the revenue recognition process (revenue cutoff);
»	Discussion and evaluation of the fixed asset control and demobilization plan;
»	Discussion and evaluation of the accounting and controls for client bonuses;
»	Discussion about the implementation of controls in the subsidiaries of the Company;
»	Opinion for approval, by the Board of Directors, of the annual financial statements;

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»	Review and comments on the quarterly financials (“ITR”);
»	Evaluation and monitoring, with the management and Internal Audit, of the adequacy of the related parties’ transactions executed by the Company;
»	Discussion and follow-up on the update of the Reference Form (“Formulário de Referência”);
»	Analysis and opinion of the proposal sent to the Board of Directors for Independent Auditors services, supervision of activities of Independent Auditing, involving the scope and work plan, ensurance of their independence and of the quality of the services provided;
»	Follow-up and adjustments in the execution of the Internal Audit Work Plan, as well as the Company’s risks resulting from the new context observed in 2020 due to COVID-19.

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	128

STATUTORY AUDIT COMMITTEE OPINION

In the exercise of its legal and statutory duties, BRF’s Audit Committee has examined the financial statements (parent company and consolidated) for the fiscal year ended December 31, 2020, the management report and the report issued without qualification by KPMG Auditores Independentes on February 25, 2021.

Based on the examined documents and the clarifications rendered, the members of the Audit Committee, undersigned, issued the opinion that the financial statements are appropriately presented and in conditions for approval.

São Paulo, February 25, 2021.

Augusto Marques da Cruz Filho

Coordinator (Independent)

Ivandré Motiel da Silva

Non-Independent member

Marcelo Feriozzi Bacci

Independent member

Jerônimo Antunes

External member

Valmir Pedro Rossi

External member

BRF S.A. | 2020 AND 2019 FINANCIAL STATEMENTS	129

OPINION OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's financial statements for the fiscal year ended on December 31, 2020, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes on February 25, 2021 for the Company's financial statements for the fiscal year ended on December 31, 2020.

São Paulo, February 25 2021.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement

Sidney Rogério Manzaro

Vice-President of Brazil Market

Alessandro Rosa Bonorino

Vice-President of People, Services and Technology

Neil Hamilton dos Guimarães Peixoto Jr.

Vice-President of Quality and Research & Development

Leonardo Campo Dallorto

Vice-President of Integrated Planning and Logistics

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